SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL FOR AMENDMENT OF THE BYLAWS

COMPANHIA PARANAENSE DE ENERGIA - COPEL

The Government of the State of Paraná published, in January 2015, the State Decree no. 34/2015 (revoked by Decree no. 6.262/2017) and State Law no. 18.875/2016, which established the Control Council for State-Owned Companies of the State of Paraná - CCEE, directly subordinated to the State Finance Secretary, with the duty of advising the Governor in the creation, sale, merge, spin-off, liquidation and extinction of companies directly or indirectly controlled by the State.

On September 21, 2015, CCEE published the Normative Deliberation no. 001/2015, which provides for general rules to be observed by companies in which the State of Paraná is a controlling shareholder in matters related to the Executive Board, Board of Directors, Fiscal Council, among others. In addition, CCEE sent the companies a "model" of corporate bylaws, recommending the adequacy to it. Copel (Holding), its wholly-owned subsidiaries and controlled companies are among the ones included in this resolution.

In view of the scenario that was unfolding in the electricity sector, within the state government and the legislative field, regarding integrity, compliance and good governance practices, Copel (Holding), in September 2015, established a working group with the goal of promoting studies and assessments aiming at adapting to the new laws, as well as verifying possible synergy gains, cost reduction, among other improvements.

While Copel (Holding) carried out these studies, on April 15, 2016, CCEE revoked Normative Deliberation no. 001/2015 with the publication of Normative Deliberation no. 001/2016 (revoked by Normative Deliberation no. 001/2018) on the regulation of certain topics that should be present in the bylaws of companies controlled by the State of Paraná.

Thus, in addition to the legislative changes at the federal and state levels, changes in the governance programs of state companies, changes in the organizational structure and reorganization of corporate duties of Copel (Holding), in order to improve its performance in the market, Copel (Holding) was obliged to carry out an evaluation of the impacts and effects of these changes for a reformulation of its bylaws.

While this evaluation was carried out, on June 30, 2016, Federal Law no. 13,303, publicly known as the State-Owned Company Responsibility Law, was promulgated, which established new standards of governance, control and transparency for companies under state control, resulting in a new challenge for the Company's technical team to organize its activities.

The scenario described above, together with the expansion and diversification of Copel (Holding) and its wholly-owned subsidiaries' businesses, the increase in control by oversight and regulatory bodies, the need to improve corporate governance best practices to safeguard the interests of the shareholders, justified the need for Copel (Holding) to propose new statutory changes.

Copel (Holding) also considered the rules defined by the Brazilian Securities and Exchange Commission - CVM in the preparation of the proposal for the adequacy of the bylaws, as of the publication of CVM Instruction no. 586/2017. The main change brought by CVM Instruction no. 586 is related to the incorporation in CVM Instruction no. 480/2009 of the companies' duty to disclose information on the application of the governance practices set forth in the Brazilian Corporate Governance Code. The rule applies to issuers registered in category A, whose shares or share certificates are admitted to trading on stock exchanges.

Accordingly, in order to adapt Copel's bylaws to the objectives set forth in Federal Law no. 13,303/2016, CVM Instruction no. 586/2017, B3's State-Owned Enterprises Governance Program and other necessary adjustments, and based on the model of bylaws proposed by CCEE and good corporate governance practices, Copel proposed a version of its bylaws comprising the changes that seek to broaden transparency and compliance, strengthening the Company's corporate governance.

Considering the conclusion of the adjustments in the text by the parties, in order to improve their content, the resubmission of this Manual presents the proposal for alteration of the Company’s Bylaws, specially concerning the adjustments to the dispositions of Federal Law no. 13,303/2016, to CVM Rule no. 586/2017, as well as the compliance and validation of governance and integrity programs and sustainability platforms incorporated and required by national and international bodies and institutions such as Agência Nacional de Energia Elétrica - Aneel, ISE-BOVESPA, Câmara de Comercialização de Energia Elétrica - CCEE, Dow Jones Sustainability Index - DJSI, The Committee of Sponsoring Organizations of the Treadway Commission - COSO, Sustainability Disclosure Search - CERES-SEC, State Owned Enterprises Governance Program from B3 S.A. - Brasil, Bolsa, Balcão, Securities and Exchange Comission of Brazil - CVM, Control Council for State-Owned Companies of the State of Paraná - CCEE of the Secretariat of Finance of the State of Paraná, among others, as well as its compatibility with current national and state regulations, in accordance with Annex I a.

Página 1 de 3

The current proposal, which replaces the one previously filed at CVM on May 29, 2018, provides on its Annex I b a comparative chart containing all the justifications, item by item, to the presented propositions.

Página 2 de 3

PROPOSAL FOR SUBSTITUTION OF MEMBER IN THE COMPANY’S BOARD OF DIRECTORS

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of B3 S.A. - Brasil, Bolsa, Balcão, and in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)     five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)     one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering the recent substitution of the Company’s Chief Executive Office, which is a statutory member of the Board of Directors (on vacancies provided on item “a)” above), the Company presents for consideration and vote of Shareholders, to fill the vacant position of the Board of Directors, to complete the 2017-2019 term of office:

•      JONEL NAZARENO IURK - to fill the vacant position due to substitution of the member Antonio Sergio de Souza Guetter, according to OF CEE/G 108/18, of April 16, 2018.

Página 3 de 3

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

197th Extraordinary General Meeting

June 28, 2018

TABLE OF CONTENTS

I	Message from the Chairman of the Board of Directors	3

II	Guidance for Participation in the General Shareholders’ Meeting	4

	Attending Shareholder	4

	Shareholder Represented by Proxy	4

	Holders of ADRs	4

III	Call Notice	5

IV	Information on the matters to be examined and discussed at the 197th Extraordinary General Meeting	7

	Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws, in order to adjust it to the dispositions of the Federal Law no. 13,303/2016, to CVM Rule no. 586/2017, to B3’s State Owned Enterprises Governance Program and other necessary adjustments considering the format proposed by the Control Council for State-Owned Companies of the State of Paraná - CCEE, according to good practices of corporate governance	7

	Analysis, discussion and voting on the proposal for substitution of member in the Company’s Board of Directors	9

Annexes (Only in Portuguese)

	I a.	THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

	I b.

THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

	II.	ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

2/10

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 197th Extraordinary General Meeting was called for June 28, 2018, at 9h30 a.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for the resolution of the shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the Board of Directors

3/10

II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting or by appointing a proxy with powers to represent him/her, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

4/10

III.       Call Notice

The present Call Notice replaces the former one, which was filed, on May 29, 2018, on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão, and published, in accordance with article 289 of Brazilian Corporation Law (no. 6,404/1976), on the Official Gazette of the State of Paraná (DIOE-PR), on May 30 and June 04 and 05, 2018, and on the newspaper Folha de Londrina - PR, on May 30 and 31 and June 01, 2018, as a result of agreements between the shareholders State of Paraná and BNDES Participações S.A. - BNDESPAR, which led to the replacement of the proposal for alteration of the Company’s Bylaws to be examined at the 197th Extraordinary General Meeting.

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on June 28, 2018, at 9h30 a.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws, in order to adjust it to the dispositions of the Federal Law no. 13,303/2016, to CVM Rule no. 586/2017, to B3’s State Owned Enterprises Governance Program and other necessary adjustments considering the format proposed by the Control Council for State-Owned Companies of the State of Paraná - CCEE, according to good practices of corporate governance. Considering the extent of the reform, the description is found in a “From - To” table, as an annex to the Manual for Participation on General Meetings; and

2.   Substitution of members in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items or by appointing a proxy with powers to represent him/her; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, June 13, 2018

Mauricio Schulman

Chairman of the Board of Directors

5/10

Publication

This Call Notice will be published on the proper websites of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão, being also available on the Company’s website (ir.copel.com) as from June 13, 2018, as well as, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from June 14, 2018.

6/10

IV.       Information on the matters to be examined and discussed at the 197th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the items for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è  Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws, in order to adjust it to the dispositions of the Federal Law no. 13,303/2016, to CVM Rule no. 586/2017, to B3’s State Owned Enterprises Governance Program and other necessary adjustments considering the format proposed by the Control Council for State-Owned Companies of the State of Paraná - CCEE, according to good practices of corporate governance.

Clarifications

The Government of the State of Paraná published, in January 2015, the State Decree no. 34/2015 (revoked by Decree no. 6.262/2017) and State Law no. 18.875/2016, which established the Control Council for State-Owned Companies of the State of Paraná - CCEE, directly subordinated to the State Finance Secretary, with the duty of advising the Governor in the creation, sale, merge, spin-off, liquidation and extinction of companies directly or indirectly controlled by the State.

On September 21, 2015, CCEE published the Normative Deliberation no. 001/2015, which provides for general rules to be observed by companies in which the State of Paraná is a controlling shareholder in matters related to the Executive Board, Board of Directors, Fiscal Council, among others. In addition, CCEE sent the companies a "model" of corporate bylaws, recommending the adequacy to it. Copel (Holding), its wholly-owned subsidiaries and controlled companies are among the ones included in this resolution.

In view of the scenario that was unfolding in the electricity sector, within the state government and the legislative field, regarding integrity, compliance and good governance practices, Copel (Holding), in September 2015, established a working group with the goal of promoting studies and assessments aiming at adapting to the new laws, as well as verifying possible synergy gains, cost reduction, among other improvements.

While Copel (Holding) carried out these studies, on April 15, 2016, CCEE revoked Normative Deliberation no. 001/2015 with the publication of Normative Deliberation no. 001/2016 (revoked by Normative Deliberation no. 001/2018) on the regulation of certain topics that should be present in the bylaws of companies controlled by the State of Paraná.

Thus, in addition to the legislative changes at the federal and state levels, changes in the governance programs of state companies, changes in the organizational structure and reorganization of corporate duties of Copel (Holding), in order to improve its performance in the market, Copel (Holding) was obliged to carry out an evaluation of the impacts and effects of these changes for a reformulation of its bylaws.

While this evaluation was carried out, on June 30, 2016, Federal Law no. 13,303, publicly known as the State-Owned Company Responsibility Law, was promulgated, which established new standards of governance, control and transparency for companies under state control, resulting in a new challenge for the Company's technical team to organize its activities.

The scenario described above, together with the expansion and diversification of Copel (Holding) and its wholly-owned subsidiaries' businesses, the increase in control by oversight and regulatory bodies, the need to improve corporate governance best practices to safeguard the interests of the shareholders, justified the need for Copel (Holding) to propose new statutory changes.

7/10

Copel (Holding) also considered the rules defined by the Brazilian Securities and Exchange Commission - CVM in the preparation of the proposal for the adequacy of the bylaws, as of the publication of CVM Instruction no. 586/2017. The main change brought by CVM Instruction no. 586 is related to the incorporation in CVM Instruction no. 480/2009 of the companies' duty to disclose information on the application of the governance practices set forth in the Brazilian Corporate Governance Code. The rule applies to issuers registered in category A, whose shares or share certificates are admitted to trading on stock exchanges.

Accordingly, in order to adapt Copel's bylaws to the objectives set forth in Federal Law no. 13,303/2016, CVM Instruction no. 586/2017, B3's State-Owned Enterprises Governance Program and other necessary adjustments, and based on the model of bylaws proposed by CCEE and good corporate governance practices, Copel proposed a version of its bylaws comprising the changes that seek to broaden transparency and compliance, strengthening the Company's corporate governance.

Considering the conclusion of the adjustments in the text by the parties, in order to improve their content, the resubmission of this Manual presents the proposal for alteration of the Company’s Bylaws, specially concerning the adjustments to the dispositions of Federal Law no. 13,303/2016, to CVM Rule no. 586/2017, as well as the compliance and validation of governance and integrity programs and sustainability platforms incorporated and required by national and international bodies and institutions such as Agência Nacional de Energia Elétrica - Aneel, ISE-BOVESPA, Câmara de Comercialização de Energia Elétrica - CCEE, Dow Jones Sustainability Index - DJSI, The Committee of Sponsoring Organizations of the Treadway Commission - COSO, Sustainability Disclosure Search - CERES-SEC, State Owned Enterprises Governance Program from B3 S.A. - Brasil, Bolsa, Balcão, Securities and Exchange Comission of Brazil - CVM, Control Council for State-Owned Companies of the State of Paraná - CCEE of the Secretariat of Finance of the State of Paraná, among others, as well as its compatibility with current national and state regulations. (added paragraph)

The current proposal, which replaces the one previously filed at CVM on May 29, 2018, provides on its Annex I b a comparative chart containing all the justifications, item by item, to the presented propositions. (added paragraph)

Enclosure    I a.  THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

                     I b.  THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

Approvals

This matter was analyzed by the Company’s Board of Directors in its 172th  Extraordinary Meeting, held on May 28, 2018, and on its 179th Ordinary Meeting, held on June 13, 2018.

8/10

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

è  Analysis, discussion and voting on the proposal for substitution of members in the Company’s Board of Directors

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of B3 S.A. - Brasil, Bolsa, Balcão, and in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)      five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)      one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

9/10

Nomination

Thus, considering the recent substitution of the Company’s Chief Executive Office, which is a statutory member of the Board of Directors (on vacancies provided on item “a)” above), the Company presents for consideration and vote of Shareholders, to join the Board of Directors to complete the 2017-2019 term of office:

•        JONEL NAZARENO IURK - to fill the vacant position due to substitution of the member Antonio Sergio de Souza Guetter, according to OF CEE/G 108/18, of April 16, 2018.

Enclosure: II - ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

10/10

COPEL
Companhia Paranaense de Energia

PARANÁ

Anexo I a

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

~~COMPANHIA PARANAENSE DE ENERGIA~~

ESTATUTO SOCIAL DA COMPANHIA PARANAENSE DE ENERGIA

Aprovado e consolidado pela ~~195ª~~ xxxª Assembleia Geral Extraordinária de Acionistas, de ~~07.06.2017~~xx.xx.2018.

CNPJ: 76.483.817/0001-20
Inscr. Est.: 10.146.326-50
NIRE: 41300036535
Registro CVM: 1431-1
Registro SEC ON: 20441B308
Registro SEC PNB: 20441B407
Registro LATIBEX PNB: 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brasil
CEP: 80420-170
e-mail: copel@copel.com
Web site: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUMÁRIO

CAPÍTULO I ~~DA~~ DENOMINAÇÃO, ~~SEDE, FINS E~~ DURAÇÃO, SEDE E OBJETO SOCIAL 03
CAPÍTULO II ~~DO~~ CAPITAL SOCIAL E ~~DAS~~ AÇÕES ~~03~~04
CAPÍTULO ~~V~~III ~~-~~ ~~DA~~ ASSEMBLEIA GERAL - AG ~~10~~05
CAPÍTULO ~~III~~IV ~~DA~~ ADMINISTRAÇÃO DA COMPANHIA ~~05~~06
SEÇÃO I CONSELHO DE ADMINISTRAÇÃO - CAD ~~05~~06
Composição, investidura e mandato 07
Vacância e substituições 08~~7~~
Funcionamento 08
Atribuições 09
SEÇÃO II DIRETORIA ~~DO CONSELHO DE ADMINISTRAÇÃO~~ ~~05~~13~~2~~
Composição, mandato e atribuição 13~~2~~
Vacância e substituições 14
SEÇÃO III ~~DA~~ DIRETORIA REUNIDA - REDIR ~~06~~15~~4~~
Funcionamento 15~~4~~
Atribuições 15~~4~~
Representação da Companhia 17
CAPÍTULO V COMITÊS ESTATUTÁRIOS 18
SEÇÃO ~~V~~ I ~~- DO~~ COMITÊ DE AUDITORIA ESTATUTÁRIO - CAE ~~09~~18
SEÇÃO II ~~- DO~~ COMITÊ DE INDICAÇÃO E AVALIAÇÃO - CIA ~~10~~9~~8~~
CAPÍTULO ~~IV~~VI~~-~~ ~~DO~~ CONSELHO FISCAL - CF ~~10~~21~~19~~
Vacância e substituições 22~~19~~
CAPÍTULO VII~~Seção IV DAS NORMAS~~ REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS~~MEMBROS DO CONSELHO DE ADMINISTRAÇÃO E AOS MEMBROS DA DIRETORIA~~ ~~09~~22~~19~~
Posse, impedimentos e vedações 22~~19~~
Remuneração 24~~1~~

~~CAPÍTULO V DA ASSEMBLEIA GERAL 10~~
~~Seção I DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO 10~~
CAPÍTULO VIII ~~DO~~ EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS ~~10~~24~~1~~
CAPÍTULO IX DISSOLUÇÃO E LIQUIDAÇÃO 25~~2~~
CAPÍTULO X MECANISMO DE DEFESA 25~~2~~
CAPÍTULO XI RESOLUÇÃO DE CONFLITOS 26~~3~~
CAPÍTULO ~~VII~~XII DISPOSIÇÕES GERAIS ~~E TRANSITÓRIAS~~ ~~10~~26~~3~~

ANEXOS:
I ALTERAÇÕES ESTATUTÁRIAS 27~~84~~
II EVOLUÇÃO DO CAPITAL 29~~3026~~
~~III LEGISLAÇÃO~~

A legislação foi retirada por estar citada no capitulo I.

2

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CONVENÇÕES:
AG: ASSEMBLEIA GERAL
AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA
JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ
DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ
~~**DOU:** DIÁRIO OFICIAL DA UNIÃO~~

Observação: ~~O t~~Texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

3

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

CAPÍTULO I - ~~Da~~ DENOMINAÇÃO, DURAÇÃO, SEDE~~, Fins~~ ~~-~~E OBJETO SOCIAL~~Duração~~

Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista ~~por ações,~~ de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, regendo-se por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.~~destinada a:~~

Art. ~~3~~2º ~~É indeterminado o~~O prazo de duração da Companhia é indeterminado.

Art. ~~2~~3º A Companhia tem sede e foro ~~na cidade~~no município de Curitiba, Estado do Paraná, Brasil, à Rua Coronel Dulcídio nº 800, bairro Batel, CEP 80.420-170~~podendo, entretanto, a critério da Diretoria, criar ou extinguir filiais, agências ou escritórios, nesta mesma cidade ou em qualquer outra parte do território nacional ou estrangeiro.~~

Art. 4º Constitui o objeto social da Companhia:

I pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;

II pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ~~a~~o aproveitamento múltiplo das águas;

IV prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, ~~a~~ à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e

V desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos ~~nas~~ nos incisos~~alíneas~~ "II~~b~~" e "III~~c~~", a participar, de preferência, ~~majoritária~~ majoritária ou presente no grupo de controle~~minoritariamente~~, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.

~~§ 1º A Companhia reger-se-á pelo presente Estatuto Social e pela legislação aplicável;~~

§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.

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§ 2º Para execução das atividades referidas neste artigo e das demais atividades necessárias à consecução dos fins sociais, a Companhia poderá participar de outras sociedades, observada a legislação aplicável; e

§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.

§ 3º CCom a admissão da Companhia no segmento especial de listagem da BM&FBOVESPAB3 (Brasil, Bolsa, Balcão) de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ("Regulamento do Nível 1").

Art. 2º A Companhia tem sede e foro na cidade de Curitiba, à Rua Coronel Dulcídio nº 800, podendo, entretanto, a critério da Diretoria, criar ou extinguir filiais, agências ou escritórios, nesta mesma cidade ou em qualquer outra parte do território nacional ou estrangeiro.

Art. 3º É indeterminado o prazo de duração da Companhia.

CAPÍTULO II - Do CAPITAL SOCIAL E das AÇÕES

Art. 4º5º O capital social integralizado é de R$ 7.910.000.000,00 (sete bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 328.627 (trezentos e vinte e oito mil, seiscentas e vinte e sete) são ações classe "A" e 128.295.668 (cento e vinte e oito milhões, duzentos e noventa e cinco mil e seiscentas e sessenta e oito) são ações classe "B".

§ 1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.

§ 2Art. 5º As ações serão nominativas.

§ 23º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira financeira autorizada.

§ 34º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

§ 2º5º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe "B", sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido no parágrafo 2º do artigo 15nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.

§ 6º As ações preferenciais não terão direito a voto e serão de classes "A" e "B":

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I As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;

II As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;

III Os dividendos assegurados pelo inciso anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A";~~.~~

IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores; e~~.~~

V As ações preferenciais adquirirão o direito de voto se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos.

§ 7º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão:~~.~~

I As ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.

§ ~~3º~~8º As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, não inferior a 30 (trinta) dias, nos termos ~~do artigo 172~~ da Lei Federal nº 6.404/1976 e alterações posteriores.

§ ~~4º~~9º As debêntures poderão ser simples ou conversíveis em ações, nos termos ~~do artigo 57~~ da Lei Federal nº 6.404/1976 e alterações posteriores.

~~Art. 5º As ações serão nominativas.~~

~~Art. 6º As ações preferenciais não terão direito a voto e serão de classes "A" e "B".~~

~~§ 1º As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.~~

~~§ 2º As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o artigo 202 e seus parágrafos da Lei nº 6.404/76, calculada proporcionalmente ao capital próprio~~

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a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

§ 3º Os dividendos assegurados pelo parágrafo anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A".

§ 4º O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, conforme o disposto no inciso II do parágrafo 1º do artigo 17 da Lei nº 6.404/76, com a redação determinada pela Lei nº 10.303, de 31.10.2001.

§ 5º As ações preferenciais adquirirão o direito de voto se, pelo prazo de 3 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos a que fazem jus na forma dos parágrafos 1º, 2º e 3º deste artigo, observado o isposto em seu parágrafo 4º.

Art. 7º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultada ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.

§ 1º As ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice versa.

§ 2º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.

§ 3º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

Art. 8º Nas Assembleias Gerais, cada ação ordinária dará direito a um voto.

CAPÍTULO III - ASSEMBLEIA GERAL (–AG)

Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.

Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração, ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.

Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, na forma da Lei Federal nº 6.404/1976, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível, inclusive de forma eletrônicaA convocação será feita com observância da antecedência mínima para a realização da Assembleia Geral nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, sendo que a pauta e os documentos pertinentes serão disponibilizados aos acionistas na mesma data da convocação, de modo acessível, inclusive, de forma eletrônica.

Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo a inclusão de assuntos gerais na pauta da Assembleia.

Parágrafo único: **Art. 9º** -A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou, pelo substituto que esse vier a designar e,

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residualmente, - na sua ausência e impedimento, por outro Conselheiro, e dirigida pelo Diretor Presidente ou por 01 (um) um acionista escolhido, na ocasião, pelos acionistas presentes.

§ 1º ~~**Art. 38**~~ O quórum de instalação de Assembleias Gerais, bem como o das deliberações, serão á aqueles determinados na legislação vigente.

§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.

Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.

Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto.

Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.

Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.

Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:

I ~~alteração~~aumento do capital social, além do limite autorizado no Estatuto Social;

II avaliação de bens com que o acionista concorre para a formação do capital social;

III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;

IV alteração do estatuto social;

V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração;

VI eleição e destituição, a qualquer tempo, dos membros do Conselho Fiscal e respectivos suplentes e demais comitês estatutários;

VII fixação da remuneração dos Administradores, dos conselheiros fiscais e dos membros dos comitês estatutários;

VIII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de distribuição de dividendos e proventos;

IX autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;

X alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;

XI permuta de ações ou outros valores mobiliários;

XII emissão de debêntures conversíveis em ações, inclusive de controladas;

XIII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e

XIV eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.

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CAPÍTULO ~~III~~ IV - ~~Da~~ ADMINISTRAÇÃO DA COMPANHIA

~~Seção I~~

Art. ~~9º~~**15** A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

Art. ~~10~~**16** A representação da Companhia é privativa ~~da Diretoria~~ dos diretores, na forma prevista neste Estatuto.

SEÇÃO I~~I~~ - ~~Do~~ CONSELHO DE ADMINISTRAÇÃO (–CAD)

Art. 17 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.

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Composição, investidura e mandato

Art. 1118 O Conselho de Administração será composto de 07 (sete) oupor 09 (nove) membros titulares, eleitos e destituíveis pela Assembleia Geral, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivaspodendo dele fazer parte o Diretor Presidente da Companhia.

Parágrafo Único. O Conselho de Administração das subsidiárias integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva subsidiária integral e 01 (um) diretor da Companhia.

Art. 19 Os conselheiros serão eleitos e destituídos pela Assembleia Geral, observados os dispositivos previstos na Lei Federal nº 6.404/1976 e demais normativos aplicáveis quanto à possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiploCaberá à Assembleia Geral que eleger o Conselho de Administração fixar o número total de membros, dentro do limite máximo previsto neste Estatuto.

§ 1º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu Secretário Executivo, mediante eleição em Assembleia Geral.

§ -2ºArt. 24 Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.

§ 1º Integrará obrigatoriamente o Conselho de Administração um empregado da Companhia, escolhido e indicado pelos demais na forma da legislação estadual pertinente.

§ 2º Os membros do Conselho de Administração terão mandato unificado de 02 (dois) anos, podendo ser reeleitos.

§ 3ºArt. 12 O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo Conselheiro conselheiro escolhido pela maioria depor seus pares.

§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016.

§ 5º **É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.5º** As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 13.303/2016 e nº 6.404/1976 e 13.303/2016, além de atender aos seguintes parâmetros:

I —ter, no mínimo, 03 (três) conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016; e

II— ter, no mínimo, 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições para compor o Comitê de Auditoria Estatutário previstas na Lei Federal nº 13.303/2016.

§ 6º Ao menos 01 (um) dos conselheiros mencionados no § 5º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto nos artigos 46 a 49 deste Estatuto.

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§ 7º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.

§ 1ºArt. 20 Fica assegurada a participação de 01 (um) representante dos Integrará obrigatoriamente o Conselho de Administração um empregados no Conselho de Administraçãoda Companhia, com mandato coincidente com o dos demais conselheirosescolhido e indicado pelos demais na forma da legislação estadual pertinente.

§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, sob os mesmos critérios de qualificação previstos para os demais conselheiros.

§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por (01) (uma) só vez.

Art. 21 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

Vacância e substituições

Art. 1322 Ocorrendo a vacância definitiva da função de No caso de renúncia, ou vaga, no Conselho conselheiro de Administraçãoadministração, antes do término do mandato, o Conselho de Administração convocaráos membros remanescentes designarão um substituto até que se realize a Assembleia Geral para eleição destinada à complementação do mandatodo substituto, que completará o mandato do conselheiro substituídopreencher a vaga.

§ 1ºParágrafo Único. Observados os requisitos e vedações legais aplicáveis, Ccaberá ao acionista que havia indicado o membro que deixou de ocupar o cargo de conselheiro, a competência da indicação do substituto, que poderá ser nomeado pelo Conselho de Administração para atuar até a realização da Assembleia Geral que elegerá o substituto em definitivo.

§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar a Assembleia Geral.

§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.

Art. 23 A função de conselheiro de administração é pessoal e não se admite substituto temporário ou suplente, inclusive para representante dos empregados. No caso de ausências ou impedimentos eventuais de qualquer membro do conselho nas reuniões, o colegiado deliberará com os remanescentes.

Funcionamento

Art. 1424 O Conselho de Administração se reunir se á ordinariamente 01 (uma) vez por mês de três em três meses e extraordinariamente sempre que necessário, conforme previsto no Art. 27 do presente Estatuto.

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Art. 25 As reuniões do Conselho de Administração serão convocadas pelo seu Presidente, ou pela obedecida a convocação por seu Presidente, por carta, telegrama, fax ou e-mail, com antecedência mínima de 72 horas, funcionando com a presença de maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratadossimples de seus membros.

§ 1º As convocações enviadas no endereço eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.

§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 10 (dez) dias em relação à data da sua realização.

§ 3º O Presidente do Conselho de Administração deverá zelar para que os conselheiros recebam individualmente, com a devida antecedência em relação à data da reunião, a documentação contendo as informações necessárias para permitir a discussão e deliberação dos assuntos a serem tratados, incluindo, quando for o caso, a proposta da Diretoria e as manifestações de caráter técnico e jurídico.

§ 4º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao Presidente do Conselho de Administração ou, na sua falta, pelo a outro conselheiro escolhido pela maioria dos seus party por ele indicado.

Art. 26 Fica facultada, se necessária, a participação não presencial dos conselheiros nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o conselheiro que participar remotamente será considerado presente à reunião, e seu voto será considerado válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 27 Quando houver motivo de extrema urgência, formalmente justificado para os membros do Conselho de Administração, o Presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.

Parágrafo Único. As demais reuniões extraordinárias poderão ser convocadas, na forma prevista no *caput*, com antecedência mínima de 72 (setenta e duas) horas, para assuntos que não são considerados de extrema urgência, mas que não podem aguardar a instalação da reunião ordinária para sua deliberação.

Art. 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.

Art. 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com regimento interno.

Parágrafo único: **Parágrafo Único.** Sempre que contiverSerão arquivadas no Registro do Comércio e publicadas as atas das reuniões do Conselho de Administração que contiverem deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na

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forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.

Atribuições

Art. ~~15~~30 Além das atribuições previstas em lei, ~~Compete~~ compete ainda ao Conselho de Administração:

~~I fixar a orientação geral dos negócios da Companhia;~~

~~II~~I eleger, destituir, aceitar renúncia, substituir os diretores da Companhia, ~~e fixar~~fixando-lhes as atribuições~~, na forma do presente Estatuto Social~~;

II fixar a orientação geral dos negócios da Companhia, definindo objetivos e prioridades compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;

III fiscalizar a gestão dos diretores da Companhia, examinar, a qualquer tempo, os livros e papéis~~, documentos e atos obrigacionais~~ da Companhia, solicitar informações sobre contratos celebrados ou em via de celebração, e quaisquer outros atos~~como facultado em Lei~~;

IV aprovar e acompanhar o plano de negócios, planejamento estratégico e de investimentos, contendo as diretrizes de ação, metas de resultado e índices de avaliação de desempenho, que deverão ser apresentados pela Diretoria;

V aprovar e acompanhar planos e programas anuais e plurianuais, com indicação dos respectivos projetos;

VI aprovar e acompanhar o orçamento empresarial de dispêndios e investimento da Companhia, com indicação das fontes e aplicações de recursos;

VII manifestar-se sobre o relatório da administração e as contas da Diretoria;

VIII ~~dirigir,~~ aprovar ~~e revisar~~ o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano de trabalho, com o apoio do Comitê de Auditoria Estatutário~~, dos processos de negócio e da gestão da Companhia~~;

IX autorizar e homologar a contratação da auditoria~~escolher e destituir auditores~~ independentes, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário;

X aprovar e homologar a contratação de outros serviços de seus auditores independentes, por recomendação do Comitê de Auditoria Estatutário, sempre que estes serviços tiverem remuneração global que represente mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;

XI aprovar aportes em investimentos societários que impliquem em aumento do patrimônio líquido da empresa investida;

XII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;

~~IVI convocar, por seu Presidente ou Secretário Executivo, a Assembleia Geral;~~

~~VI dirigir, aprovar e revisar o plano anual dos trabalhos de auditoria interna, dos processos de negócio e da gestão da Companhia;~~

~~VII manifestar-se sobre o relatório da administração e as contas da Diretoria;~~

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XIII autorizar o lançamento e aprovar a subscrição de novas ações, na forma do ~~§ 2º do artigo 4º deste~~estabelecido neste Estatuto~~ Social~~, fixando todas as condições de emissão;

XIV fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os *covenants* existentes nos contratos já firmados pela Companhia;

XV deliberar sobre ~~o pagamento de juros sobre o capital próprio ou distribuição de dividendos por conta do~~a proposta de destinação dos resultados ~~do exercício em curso, de exercício findo ou de reserva de lucros, e com a posterior ratificação da~~a ser apresentada à Assembleia Geral, observado o disposto~~ e desde que em conformidade com a~~ na -política de distribuição de dividendos e proventos;

XVI autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, *commercial papers*, e outros, na forma da lei, observado o disposto no inciso XIV do Art. 30 do presente Estatuto;

XVII autorizar as provisões contábeis em valor superior a 2% (dois por cento) do capital social da Companhia, mediante proposta da Diretoria;

XVIII deliberar, por proposta da Diretoria, sobre a política de pessoal, incluindo a fixação do quadro, plano de cargos e salários, condições gerais de negociação coletiva, abertura de processo seletivo para preenchimento de vagas e programa de participação nos lucros e resultados;

XIX autorizar previamente a celebração de quaisquer negócios jurídicos observados os limites previstos na legislação e regulamentação estadual vigentes, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral, renúncia, transação e ainda a associação com outras pessoas jurídicas;

XX deliberar, por proposta da Diretoria, sobre os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

XXI definir os assuntos e valores para sua alçada decisória e da Diretoria;

XXII aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;

XXIII aprovar os regimentos internos da Diretoria, do Conselho de Administração e dos comitês estatutários, bem como o Código de Conduta e o Programa de Integridade da Companhia, e eventuais alterações;

XXIV aprovar o Relatório de Sustentabilidade da Companhia;

XXV aprovar o regulamento de licitações da Companhia e suas alterações;

XXVI aprovar as políticas e suas respectivas alterações, voltadas a:

a) gerenciamento de riscos;

b) transações com partes relacionadas;

c) negociação de ações de emissão própria;

d) divulgação de informações e fatos relevantes;

e) sustentabilidade;

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f) distribuição de dividendos e proventos;

g) governança corporativa;

h) integridade;

i) gestão de pessoas;

j) porta-vozes;

k) avaliação anual de desempenho, individual e coletivo, dos órgãos estatutários ("Política de Avaliação"); e

l) indicação para compor os órgãos estatutários ("Política de Indicação").

XXVII aprovar e subscrever carta anual de políticas públicas divulgando-a ao público juntamente com a carta anual de governança corporativa, na forma da lei;

VIIXXVIII aprovar as transações entre partes relacionadas, dentro dos critérios e limites de alçada definidos pela Companhia, observada as políticas de transação com partes relacionadas e de gerenciamento de riscos, com o suporte do Comitê de Auditoria Estatutário;

XXIX manifestar-se previamente sobre qualquer proposta dadecidir sobre outros casos que lhe forem submetidos pela Diretoria ou assunto a ser submetido à determinados pela Assembleia Geral;

XXX convocar, por seu Presidente ou Secretário Executivo, a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;

VIII estabelecer critérios para a alienação e/ou cessão em comodato de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido e receber relatório da Diretoria sempre que o valor acumulado dessas operações atingir 5% (cinco por cento), na forma do artigo 20, inciso IX, deste Estatuto Social;

fixar a orientação geral dos negócios da Companhia;

IXI escolher e destituir auditores independentes;

X decidir sobre outros casos que lhe forem submetidos pela Diretoria ou determinados pela Assembleia Geral;

XI estabelecer critérios para a participação da Companhia em outras sociedades, recomendando a aprovação dessa participação pela Assembleia de acionistas quando for o caso, bem como fiscalizar as atividades pertinentes a tais participações;

XII deliberar sobre a organização das sociedades das quais a Companhia participe;

XIII deliberar sobre a cessação da participação da Companhia em outras sociedades;

XIV assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas base dos valores tarifários estabelecidos pelo poder concedente; e

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XV organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.

XXXI exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria;

XXXII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração;

XXXIII constituir comitês não remunerados para seu assessoramento com atribuições específicas de análise e recomendação sobre determinadas matérias;

XXXIV nomear e destituir os membros dos comitês de assessoramento ao Conselho de Administração;

XXXV solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;

XXXVI nomear e destituir, após recomendação do Comitê de Auditoria Estatutário, o titular da Auditoria Interna, bem como os auditores independentes, resguardado o direito de veto, devidamente fundamentado, dos conselheiros eleitos por votação em separado, na forma da Lei Federal nº 6.404/1976após recomendação do Comitê de Auditoria Estatutário;

XXXVII aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes interessadas e código de conduta dos agentes;

XXXVIII implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;

XXXIX analisar, a partir de reporte direto do diretor responsável pela área de compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada, por meio de reporte direto ao diretor responsável pela área de compliance;

XL realizar avaliação anual de seu desempenho;

XLI avaliar anualmente o desempenho individual e coletivo dos Administradores e dos membros de comitês estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;

XLII aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria;

XLIII promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia;

XLIV deliberar sobre os casos omissos deste Estatuto, em conformidade com as disposições legais aplicáveis; e

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XLV assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas-bases dos valores tarifários estabelecidos pelo poder concedente.

Parágrafo Único. Poderá o Conselho de Administração designar à Diretoria a aprovação dos negócios jurídicos de sua competência, em limite de alçada que definir, ~~respeitada~~ressalvada a competência privativa prevista em lei.

~~**Parágrafo único:** Serão arquivadas no Registro do Comércio e publicadas as atas das reuniões do Conselho de Administração que contiverem deliberações destinadas a produzir efeitos perante terceiros.~~

Art. ~~16~~31 Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos~~,~~, bem como coordenar o processo de avaliação de desempenho de cada conselheiro, do órgão colegiado e comitês estatutários, nos termos do presente Estatuto~~e proferir, além do voto pessoal, o de qualidade. As licenças do Presidente serão concedidas pelo Conselho~~.

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SEÇÃO III – Da DIRETORIA

Composição, mandato e atribuição

Art. 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com a orientação geral traçada pelo Conselho de Administração.

Art. 1733 A Companhia terá uma Diretoria será composta de por 06 (seis) Diretores diretores membros, com funções executivas, todos residentes no País, brasileiros ou maioria de brasileiros, eleitos e destituíveis pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.

§ 1º É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.

§ 2º A Diretoria deverá apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior, a quem compete sua aprovação:

I plano de negócios para o exercício anual seguinte; e

II estratégia de longo prazo atualizada com análise de riscos e oportunidades para, no mínimo, os próximos 05 (cinco) anos.

Art. 34 São atribuições do Diretor Presidente:

I dirigir e coordenar a Companhia;

II representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 434 do presente Estatuto;

III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;

IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;

V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;

VI dirigir e coordenar os trabalhos da Diretoria;

VII convocar e presidir as reuniões da Diretoria;

VIII conceder licença a seusaos demais membros da Diretoria; e

IX resolver os casos extraordinários, inclusive questões de conflitos de interesses ou conflito de competência entre Diretorias;.

Parágrafo único: As atribuições individuais de cada diretor serão fixadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

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~~**Art. 18** Nos casos de impedimento temporário ou licença de qualquer membro da Diretoria, o Diretor Presidente poderá designar, para substituí-lo, outro Diretor.~~

~~**Art. 19** Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar um substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.~~

Art. ~~20~~35 São atribuições ~~e deveres da~~dos demais ~~Diretoria~~diretores:

I gerir as atividades da sua área de atuação;

II participar das reuniões de Diretoria, concorrendo para a definição das políticas a serem seguidas pela Companhia e relatar os assuntos da sua respectiva área de atuação; e

III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração na gestão de sua área específica de atuação.

§ 1º~~**Parágrafo único:**~~ As demais atribuições individuais ~~de cada~~dos ~~d~~diretores serão fixadas ~~no~~em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

§ 2º A competência da Diretoria para celebrar quaisquer negócios jurídicos incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, renúncia, transação e a assunção de obrigações em geral deverá observar os limites previstos na legislação e regulamentação estadual vigentes e os limites de alçada definidos em Regimento Interno da Diretoria, aprovado pelo~~recomendar ao~~ Conselho de ~~Administração~~Administração~~, a aquisição de bens imóveis, assim como a alienação, cessão em comodato ou oneração de quaisquer bens pertencentes ao patrimônio da Companhia e a prestação de garantias, quando tais operações forem de valor superior a 2% (dois por cento) do patrimônio líquido e deliberar quando forem de valor inferior a esse limite, além de encaminhar relatório a todos os membros do Conselho de Administração e do Conselho Fiscal sempre que o valor acumulado dessas operações atingir 5% (cinco por cento);~~

§ 3º Além das atribuições estabelecidas neste Estatuto, compete a cada diretor assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas competências, visando à consecução dos objetivos e interesses~~promover a adoção de medidas que visem integração e sinergia entre as diversas áreas~~ da Companhia~~ e de suas Subsidiárias Integrais~~.

§ ~~7~~4º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos ~~de Conselho de A~~administração das subsidiárias integrais e controladas.

Art. 36 A Companhia terá uma área responsável pela verificação de cumprimento de obrigações e gestão de riscos, que se reportará diretamente ao Diretor Presidente e será liderada por diretor estatutário, ~~liderada por diretor estatutário, de acordo com o Art. 9º, §2º~~nos termos da Lei Federal 13.303/2016, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, ~~conforme~~dentre outras definidas~~ det~~ no~~alhado em~~ Regimento Interno da Diretoria.

§ 1º O diretor responsável pela referida área poderá se reportar diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação

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de adotar medidas necessárias em relação à situação a ele relatadaO diretor responsável pela área de compliance poderá se reportar diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 2º Para o exercício de suas atribuições, a área terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessáriosPara o exercício de suas atribuições, a área terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

Vacância e substituições

Art. 1837 Nas vacâncias, ausências ouNos casos de impedimentos temporários ou licença de qualquer membro da Diretoriadiretor, o Diretor Presidente poderá designará outro membro da Diretoria para acumular as funções, para substituí-lo, outro Diretor.

§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.

§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.

§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.

Art. 1938 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar 01 (um) um substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

SEÇÃO III - DIRETORIA REUNIDA (–REDIR)

Funcionamento

Art. 39 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.

§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.

§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.

§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.

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Art. 40 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente à reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.

Art. 41 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.

Atribuições

Art. 42 Além das atribuições definidas em lei, compete à Diretoria Reunida:

I gerir ~~todos~~ os negócios da Companhia ~~, a fim de se buscar o desenvolvimento com sustentabilidade~~de forma sustentável, considerando os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades relacionados, em todas as atividades sob sua responsabilidade~~para o que ficará investida de todos os poderes que a legislação e este Estatuto Social lhe conferem, considerando-se a Companhia obrigada pela assinatura conjunta de 02 (dois) Diretores, sendo um deles o Presidente~~;

II cumprir e fazer cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

III elaborar e submeter à aprovação do Conselho de Administração:

a) as bases e diretrizes para a elaboração do plano estratégico, bem como dos programas anuais e plurianuais;

b) o plano estratégico contendo planos plurianuais e programas anuais de dispêndios e de investimentos, com seus respectivos projetos, metas de resultado e índices de avaliação de desempenho;

c) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;

d) os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;

e) a avaliação do resultado de desempenho das atividades da Companhia~~a avaliação do resultado de desempenho das atividades da Companhia~~;

f) trimestralmente, os relatórios da Companhia acompanhados das demonstrações financeiras~~trimestralmente, os relatórios da Companhia acompanhados das demonstrações financeiras~~;

g) anualmente, o relatório da administração, acompanhado do balanço patrimonial e demais demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício~~anualmente, o relatório da administração, acompanhado do balanço patrimonial e demais demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício~~;

h) proposta relacionada à política de pessoal; e

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i) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.

IV aprovar:

a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua execução e implantação;

b) o plano de contas contábil;

c) o plano anual de seguros da Companhia; e

d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral, observadas as recomendações do Comitê de Auditoria Estatutário;. e em conjunto com o Comitê de Auditoria Estatutário, as transações entre partes relacionadas, dentro dos critérios e limites definidos pela Companhia.

V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração:

a) atos de renúncia ou transação judicial ou extrajudicial, para por fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e

b) celebração de quaisquer negócios jurídicos observados os limites previstos nos regimentos internos da Companhia, bem como na legislação vigente aplicável, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral e ainda a associação com outras pessoas jurídicas.

VI propor as políticas e o Código de Conduta da Companhia, assegurando o cumprimento desses no âmbito de sua atuação, em conformidade com o disposto na Lei Federal nº 13.303/2016 e demais legislações aplicáveis;

VII definir as premissas para constituição das estruturas organizacionais da Companhia, de suas subsidiárias integrais e das sociedades de propósito específico integrais;-

VIII negociar e firmar instrumentos de gestão entre a Companhia, suas subsidiárias integrais e com as sociedades de propósito específico integraisreferidas no § 5º deste artigo;

IX indicar os representantes da Companhia nos órgãos estatutários das sociedades em que estadiretores e os membros dos conselhos de administração e dos conselhos fiscais das sociedades previstas no § 5º deste artigo, e em todas aquelas em que a Companhia ou suas Ssubsidiárias Iintegrais tenham ou venham a ter participação direta ou indiretasocietária;

X definir e acompanhar o cumprimento de diretrizes e políticas da Companhia nas suas subsidiárias integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, fiscalizar as práticas de governança e o controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;

XI § 5º Aas atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência dae Diretoria, serão executadas

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por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:

a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;

b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e

c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.

XII autorizar a abertura, instalação, transferência e a extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos.

§ 1º Respeitadas as normas aplicáveis, as atividades relativas à gestão das sociedades nas quais a Companhia e suas subsidiárias integrais detêm participação acionária poderão ser executadas por outra subsidiária integral indicada pela Diretoria, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipesObservadas as normas aplicáveis, as atividades relativas à gestão das sociedades nas quais a Companhia e suas subsidiárias integrais detêm participação acionária poderão ser executadas por outra subsidiária integral indicada pela Diretoria.

§ 2º Observadas as normas aplicáveis e mediante regulamentação da Diretoria, as atividades relativas à comercialização de produtos e serviços, incluindo a energia adquirida de terceiros e a gerada por subsidiária integral da Copel, serão executadas por sociedade na qual a Companhia participe e que detenha tal objeto social específico.

§ 3º As subsidiárias integrais e suas controladas concederão à Copel Comercialização S.A., por meio de cláusula em seus respectivos estatutos sociais, mandato com poderes específicos para a comercialização de energia adquirida de terceiros e a gerada por subsidiária integral da Copel, respeitando-se os critérios e limites da legislação e da regulação aplicável, responsabilizando-se o(s) representante(s) legal(is) da mandatária pelo integral cumprimento dos poderes outorgados, nos termos da Lei Federal nº 10.406/2002.

§ 4º O Conselho de Administração das subsidiárias integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva subsidiária integral e 01 (um) diretor da Companhia.

§ 5º A Diretoria poderá designar aos demais níveis gerenciais da Companhia, a competência para atuar sobre determinadas matérias no que concerne aos limites de competência individuais atribuídos aos diretores, bem como a assinatura de contratos, convênios, termos de cooperação, enfim, qualquer instrumento que gere obrigação para a Companhia, desde que previamente aprovados dentro dos limites ora estabelecidos.

Art. 43 O Regimento Interno da Diretoria irá detalhar as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.

II organizar o regulamento dos serviços internos da Companhia;

III determinar a orientação dos trabalhos e negócios da Companhia, ouvindo o Conselho de Administração, quando couber;

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IV decidir sobre a criação e extinção de cargo ou função, fixar remunerações e organizar o Regulamento do Pessoal da Companhia;

V distribuir e aplicar o lucro apurado na forma estabelecida neste Estatuto Social;

VII cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

VIII resolver os casos extraordinários, inclusive questões de conflitos de interesses entre Diretorias;

resolver todos os negócios da Companhia que não forem da competência privativa da Assembleia Geral ou do Conselho de Administração;

IX recomendar ao Conselho de Administração a aquisição de bens imóveis, assim como a alienação, cessão em comodato ou oneração de quaisquer bens pertencentes ao patrimônio da Companhia e a prestação de garantias, quando tais operações forem de valor superior a 2% (dois por cento) do patrimônio líquido e deliberar quando forem de valor inferior a esse limite, além de encaminhar relatório a todos os membros do Conselho de Administração e do Conselho Fiscal sempre que o valor acumulado dessas operações atingir 5% (cinco por cento);

IX fazer-se presente, através de seu Presidente ou Diretor por ele designado, à Assembleia Geral Ordinária;

IX conceder licença a seus membros;

IX negociar e firmar instrumentos de gestão com as sociedades referidas no § 5º deste artigo;

IX indicar os diretores e os membros dos conselhos de administração e dos conselhos fiscais das sociedades previstas no § 5º deste artigo, e em todas aquelas em que a Companhia ou suas Subsidiárias Integrais tenham ou venham a ter participação societária;

IX deliberar sobre a participação da Companhia em novos empreendimentos, participações em leilões e exploração de quaisquer fontes de energia e submetê-las ao Conselho de Administração, quando for o caso, conforme competência estabelecida no inciso XI do artigo 15 deste Estatuto Social; e promover a adoção de medidas que visem integração e sinergia entre as diversas áreas da Companhia e de suas Subsidiárias Integrais.

§ 1º Poderá qualquer dos Diretores representar individualmente a Companhia, na celebração de convênios e em operações de comodato, locação e aquisição de bens e serviços, observadas normas internas aprovadas pela Diretoria, facultando-se-lhes, para tanto, constituir mandatários dentre empregados da Companhia.

§ 2º A Companhia poderá constituir procuradores com poderes especiais e expressos para atos e operações especificados, e bem assim procuradores com poderes "ad negotia" para assinar quaisquer documentos de responsabilidade da Companhia, especificada no instrumento a duração do mandato.

§ 3º Sem prejuízo do disposto no art. 21, inciso III, deste Estatuto Social, a representação da Companhia em juízo, em depoimento pessoal, poderá também ser exercida por advogado ou por outro empregado designado pelo Diretor Presidente.

§ 4º As deliberações da Diretoria serão tomadas por maioria de votos dos Diretores com funções executivas. Se, porém, da deliberação tomada divergir o Diretor

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Presidente, poderá este, sustando os efeitos daquela, apelar, em 05 (cinco) dias, para o Conselho de Administração.

§ 5º As atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência da Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:

planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;

a) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e

a) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.

§ 6º O Conselho de Administração das Subsidiárias Integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva Subsidiária Integral e 01 (um) Diretor da Companhia.

§ 7º Os Diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de Conselho de Administração das subsidiárias integrais.

Art. 21 Compete ao **Diretor Presidente:**

dirigir e coordenar os trabalhos da Diretoria;

superintender e dirigir os negócios da Companhia;

representar a Companhia, ativa e passivamente, em Juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o disposto neste estatuto;

representar a Companhia de modo geral, em suas relações com terceiros, em Assembleias Gerais de acionistas das sociedades controladas e/ou coligadas, podendo para tal indicar um Diretor ou constituir um procurador, bem como designar e autorizar prepostos;

convocar e presidir as reuniões da Diretoria;

zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;

assinar os documentos de responsabilidade da Companhia, observado o disposto neste estatuto;

apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;

Seção IV - Das Normas Comuns Aos Membros Do Conselho De Administração E Aos Membros Da Diretoria

Art. 22 Os administradores apresentarão, no início e no fim da gestão, declaração de bens na forma da Lei.

Art. 23 A remuneração dos Administradores será fixada anualmente pela Assembleia Geral Ordinária, podendo ser alterada por decisão da Assembleia Geral Extraordinária.

Art. 24 **Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.**

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~~Art. 25 Os membros do Conselho de Administração e da Diretoria serão investidos em seus respectivos cargos mediante assinatura do "Termo de Posse", em livro próprio, e do "Termo de Anuência dos Administradores" a que se refere o "Regulamento do Nível 1" da BM&FBOVESPA.~~**Representação da Companhia**

Art. 44 A Companhia obriga-se perante terceiros:

I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;

II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;

III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato; ~~e~~

IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.

§ 1º Os instrumentos de mandato serão outorgados com prazo determinado de validade e especificarão os poderes conferidos; apenas as procurações para o foro em geral terão prazo indeterminado.

§ 2º Na hipótese descrita no inciso III do Art. 44 do presente Estatuto, os instrumentos de mandato deverão ser assinados por 02 (dois) membros da Diretoria.

§ 3º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido instrumento.

§ 4º Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.

§ 5º Quando o instrumento de mandato tiver por objeto a prática de ato que depender de prévia autorização da Diretoria ou do Conselho de Administração, somente poderá ser outorgado após essa autorização, que deverá ser mencionada em seu texto.

CAPÍTULO V - COMITÊS ESTATUTÁRIOS

Art. 45 A Companhia contará com o Comitê de Auditoria Estatutário e o Comitê de Indicação e Avaliação.

Parágrafo Único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.

SEÇÃO ~~V~~ I - ~~Do~~ COMITÊ DE AUDITORIA ESTATUTÁRIO ~~-~~ (CAE)

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Art. 2646 O Comitê de Auditoria Estatutário é o órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 2747 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.

Art. 2848 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.

§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 3 (três) ou 05 (cinco) membros do Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetrosdo Conselho de Administração, em sua maioria independentes, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois), permitidas, no máximo, 03 (três) reconduções consecutivas:

I no mínimo, 03 (três) membros independentes do Conselho de Administração nos termos da Lei Federal nº 13.303/2016; e

II no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente.

, e se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação.

§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargoPelo menos 01 (um) um dos membros do Comitê de Auditoria Estatutário deve ter obrigatoriamente experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente.

§ 4º O Comitê de Auditoria Estatutárioe se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação e, decidirá por maioria de votos, com registro em ata a ser publicada no *website* da Companhia.

Art. 2949 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

SEÇÃO II - Do COMITÊ DE INDICAÇÃO E AVALIAÇÃO (–CIA)

Art. 3950 O Comitê de Indicação e Avaliação é órgão auxiliarestatutário de caráter permanente, auxiliar dos acionistas, que verificará a conformidade do processo de

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indicação e de avaliação dos aAdministradores, conselheiros fiscais e membros dees comitês estatutários, nos termos da legislação vigente.

§ 1º O Comitê de Indicação e Avaliação será composto por 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição:

a) 03 (três) membros escolhidos pelo acionista controlador; e

b) 02 (dois) membros indicados pelo acionista minoritário.

§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas subsidiárias integrais, podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação, e terá a finalidade de verificar a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários.; e

§ 3º que verificará a conformidade do processo de indicação e de avaliação dos dministradores, conselheiros fiscais e membros d comitês estatutáriosCada membro do Comitê de Indicação e Avaliação perceberá 75% (setenta e cinco por cento) da remuneração de um conselheiro fiscal.

§ 4º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas na indicação de Administradores, conselheiros fiscais e membros de comitês estatutários sobre o preenchimento dos requisitos e ausências de vedações para as respectivas eleições.

§ 5º O Comitê de Indicação e Avaliação se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgaçãodecidirá por maioria de votos, com registro em ata, que deverá ser lavrada na forma de sumário dos fatos ocorridos, inclusive das dissidências e dos protestos, e conter a transcrição apenas das deliberações e ser publicada no *website* da Companhia.

Art. 4051 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislaçãoLei Federal nº 13.303/2016 e regulamentação vigentes e serão detalhadas por regimento interno específico, em conformidade com a política de indicação, observado o Art. 30, inciso XXVI, alínea l do presente Estatuto.As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhadoas por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 1º O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, com registro em ata a ser publicada no *website* da Companhia.

Comitê de Indicação e AvaliaçãoO Comitê de Indicação e Avaliação será composto por 03 (três) membros, em sua maioria independentes, eleitos e destituíveis pela Assembleia Geral, com mandato unificado de 02 (dois) anos, permitidas, no máximo, 02 (duas) reconduções consecutivas§ 2º Os indicados para compor o Comitê de Indicação e Avaliação serão escolhidos entre cidadãos de reputação ilibada e de notório conhecimento, devendo ser atendidos, alternativamente, um dos requisitos das alíneas "a", "b" e "c" do inciso I e, cumulativamente, os requisitos dos incisos II e III:

I ter experiência profissional de, no mínimo:

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a) 04 (quatro) anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior no setor público;

a)b) 04 (quatro) anos em cargo de direção ou de chefia superior em empresa de porte semelhante ao da Copel, entendendo-se como cargo de chefia superior aquele situado nos 02 (dois) níveis hierárquicos não estatutários mais altos da empresa; e

c) 04 (quatro) anos de experiência como profissional liberal.

;:

I ter formação acadêmica compatível com o cargo para o qual foi indicado;

II não se enquadrar nas hipóteses de inelegibilidade previstas nas alíneas do inciso I do caput do art. 1º da Lei Complementar nº 64/1990, com as alterações introduzidas pela Lei Complementar nº 135/2010.

§ 3º Os requisitos previstos no § 2º poderão ser dispensados no caso de indicação de empregado da Copel, desde que atendidos os seguintes requisitos mínimos:

I o empregado tenha ingressado na Copel por meio de concurso público de provas ou de provas e títulos;

II o empregado tenha mais de 10 (dez) anos de trabalho efetivo na Copel;

III o empregado tenha ocupado cargo na gestão superior da Copel, comprovando sua capacidade para assumir as responsabilidades do cargo indicado.

§ 4º -É vedada a indicação para o Comitê de Indicação e Avaliação:

I de representante do órgão regulador ao qual a Copel está sujeita, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;

II de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, ressalvados os Secretários de Estado membros do Conselho de Controle das Empresas Estaduais – CCEE e demais integrantes do Conselho de Controle das Empresas Estaduais – CCEE;

III de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

IV de pessoa que exerça cargo em organização sindical;

V de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

VI de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.

§ 75º As vedações previstas nos incisos I e II do § 4º estendem-se também aos parentes consanguíneos ou afins até o terceiro grau das pessoas neles mencionadas.

§ 68º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares.

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§ 2º Parágrafo Único O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, com registro em ata a ser publicada no *website* da Companhia, na forma do Regimento Interno.

CAPÍTULO IVI - DO CONSELHO FISCAL (-CF)

Art. 30 A Companhia terá um Conselho Fiscal composto de 05 (cinco) membros efetivos e 05 (cinco) suplentes, acionistas ou não, eleitos anualmente pela Assembleia Geral.

Art. 3152 A Companhia contará com um O Conselho Fiscal funcionará de funcionamento permanentemente e se reunirá quando convocado por seu Presidente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.

§ 1º O Conselho Fiscal das subsidiárias integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.

§ 2º O Presidente do Conselho Fiscal será eleito por seus pares.

Art. 3053 A Companhia terá umO Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivasO Conselho Fiscal será composto depor 05 (cinco) membros efetivostitulares e 05 (cinco)igual número de suplentes, acionistas ou não, eleitos anualmente pela em Assembleia Geral, com mandato não superior a 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.

§ 1º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhadoas por regimento interno específico, o qual será aprovado pelo próprio órgão.

§ 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de Conselheiro Fiscal ou Administrador em empresa.

; e § 3º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal 6.404/1976, membros de órgãos de administração e empregados da companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da companhia.

§ 4º -É vedada a indicação para o Conselho Fiscal:

I de representante do órgão regulador ao qual a Copel está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;

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II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;

III de pessoa que exerça cargo em organização sindical;

IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;

V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.

§ 5º -A vedação prevista no inciso I do § 4º estende-se também aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.

Vacância e substituições

Art. 54 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato em Assembleia Geral convocada para tal fimNa hipótese de vacância, renúncia do cargo, falecimento, impedimento ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que seja eleito o novo conselheiro, o qual deverá ser escolhido pela mesma parte que indicou o substituído.

Art. 55 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.

Parágrafo único: Parágrafo Único. O Presidente do Conselho Fiscal será eleito por seus pares.

Art. 3256 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia Geral que os eleger, observado o mínimo legal.

CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS

Posse, impedimentos e vedações

Art. 57 Para investidura no cargo, os membros dos órgãos estatutários deverão atender os requisitos e vedações dispostosdispostos na legislação aplicável nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis, bem como estar em conformidade com a "Política de Indicação".

Art. 2558 Os membros dos Conselho de Administração e da Diretoriaórgãos estatutários serão investidos em seus respectivos cargos mediante assinatura de "Ttermo de Pposse", lavrado no respectivo livro de atas.

§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.

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em livro próprio, e de "Termo de Anuência dos Administradores" a que se refere o "Regulamento do Nível 1" da BM&FBOVESPA.

§ 2º Art. 22 A investidura ficará condicionada à apresentação deOs administradores apresentarão, no início e no fim da gestão, declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandatoda Lei.

Art. 59 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do "Termo de Anuência dos Administradores", nos termos do "Regulamento do Nível 1" da B3, bem como ao atendimento dos requisitos legais aplicáveis.

Art. 60 O prazo de mandato dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e comitês estatutários da Companhia será de 02 (dois) anos, sendo permitidas, no máximoO prazo de mandato dos membros da Diretoria, do Conselho de Administração e comitês estatutários da Companhia e respectivas subsidiárias será de 02 (dois) anos e para os membros do Conselho Fiscal o prazo poderá ser igual ou inferior a tal período, sendo permitidas, no máximo:

I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação; e

II 03 (três) reconduções consecutivas, para os membros da Diretoria, do Conselho de Administração e do Comitê de Auditoria Estatutárioreconduções consecutivas, para os membros da Diretoria, do Conselho de Administração e comitês estatutários, com exceção do membro do Conselho de Administração representante dos empregados, em que será permitida a reeleição por 01 (uma) só vez.

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Art. 61 Os Administradores da Companhia deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura de termo respectivo.

Art. 62 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.

Art. 63 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição *ad nutum*.

Art. 64 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.

Art. 65 Além dos casos previstos em lei, dar-se-á vacância do cargo quandoAlém dos casos previstos em lei, dar-se-á vacância do cargo quando:

I o membro do Conselho de Administração ou Fiscal ou dos comitês estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativao membro do Conselho de Administração ou Fiscal ou dos comitês estatutários que deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa; e

II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo

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Conselho de Administraçãomembro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença, ou nos casos autorizados pelo Conselho de Administração.

Art. 66 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos comitês estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas subsidiárias integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a "Política de Avaliação", observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.

Art. 67 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro de atas, podendo estas serem lavradas de forma sumária.

§ 1º Caso a decisão não seja unânime, o voto divergente poderá ser registrado, a critério do respectivo membro.

§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.

Art. 68 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.

Art. 69 As reuniões dos órgãos estatutários devem ser presenciais, admitindo-se participação de membro por audioconferência ou videoconferência.

Remuneração

Art. 2370 A remuneração dos membros dos órgãos estatutáriosAdministradores será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente EstatutoOrdinária, podendo ser alterada por decisão da Assembleia Geral Extraordinária.

Art. 71 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos de administração ou fiscal da Companhia ou de suas subsidiárias.

Parágrafo Único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.Art. 33 O Conselho Fiscal funcionará com as atribuições e competências, deveres e responsabilidades estabelecidos em Lei.

Capítulo V Da Assembleia Geral

Art. 34 A Assembleia Geral constituir-se-á pelos acionistas regularmente convocados e formando número legal, os quais assinarão Livro de Presença, observadas as demais disposições legais.

Art. 35 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses de cada ano, em dia, lugar e hora previamente marcados, nos termos da Lei, e extraordinariamente, quando convocada.

Parágrafo único: A Assembleia Geral será instalada pelo Presidente do Conselho de Administração ou, na sua ausência e impedimento, por outro Conselheiro, e dirigida pelo Diretor Presidente ou por um acionista escolhido, na ocasião, pelos

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acionistas presentes. Para compor a mesa diretora dos trabalhos, o Presidente da Assembleia convidará, dentre os presentes, um ou dois acionistas para servirem como Secretários.

Art. 36 Os acionistas poderão fazer-se representar por procuradores que preencham os requisitos legais.

Art. 37 A convocação será feita com observância da antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação com antecedência mínima de 08 (oito) dias, anunciadas as convocações pela imprensa, e os documentos relativos à respectiva pauta serão disponibilizados aos Acionistas na mesma data da convocação.

Art. 38 O quórum de instalação de Assembleias Gerais, bem como o das deliberações, serão aqueles determinados na legislação vigente.

Seção I - Do Comitê De Indicação e Avaliação

Art. 39 O Comitê de Indicação e Avaliação é órgão auxiliar dos acionistas que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros dos comitês estatutários.

Art. 40 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigentes e serão detalhadas por Regimento Interno específico.

Parágrafo Único O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.

CAPÍTULO VIII - Do EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS

Art. 4172 A escrituração e a elaboração das demonstrações financeiras deverão observar o disposto na Lei Federal nº 6.404/1976 e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgãoO exercício social coincidirá com o ano civil, findo o qual a Diretoria elaborará as demonstrações financeiras previstas em leiEm 31 de dezembro de cada ano, a Companhia encerrará o seu exercício social, ocasião em que serão levantados o Balanço Geral e demais demonstrações financeiras exigidas em Lei, observando-se, quanto aos resultados, as seguintes regras.:

§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulgá-las em sítio eletrônico.

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§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:

III do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

IIIII do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição da de reserva legal, que não excederá 20% (vinte por cento) do capital social;

IVIII a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e

VIV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

§ 1ºArt. 73 Os acionistas têm terão direito de receber comoao dividendo mínimo obrigatório, em cada exercício, no mínimo correspondente a 25% (vinte e cinco por cento) do lucro líquido do exercício, ajustado de acordo com o art. 202 e seus parágrafosdispositivo da na Lei Federal nº 6.404/1976, calculado conforme estabelecido no art. 6º e seus parágrafos deste Estatuto Social.

§ 1º Art. 42 Com base no lucro apurado em balanço semestral, o Conselho de Administração poderá deliberar por antecipar a distribuição de dividendos intermediários ou pagamento de juros sobre o capital próprio, sem prejuízo da posterior ratificação da Assembleia Geral e desde que em conformidade com a política de distribuição de dividendos e proventosA Companhia poderá levantar balanços semestrais e ao Conselho de Administração poderá deliberar por antecipar a distribuição de dividendos intermediários, "*ad referendum*", ou pagamento de juros sobre o capital próprio, condicionado a ratificação da Assembleia Geral e desde que em conformidade com a política de distribuição de dividendos e proventos.

§ 2º O dividendo não será obrigatório no exercício social em que a o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 3º Os lucros que deixarem de ser distribuídos nos termos do § 2º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

§ 4º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.

Art. 74 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo mínimo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.

CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO

Art. 4375 A dissolução e a liquidação da Companhia far-se-ãoá de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.

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Art. 76 A Companhia entrará em liquidação, nos casos previstos em lei, competindo à Assembleia Geral, se for o caso, determinar o modo de liquidação e nomear o liquidante, fixando sua remuneração.

CAPÍTULO X - MECANISMOS DE DEFESA

Art. 77 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei~~Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários, respondem perante a Companhia e terceiros pelos atos que praticarem no exercício de suas atribuições nos termos da legislação vigente e do presente Estatuto~~.

Art. 78 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes de órgãos estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções~~A Companhia assegurará aos integrantes e ex-integrantes de órgãos estatutários a defesa jurídica em processos judiciais e administrativos, contra eles propostos por terceiros, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções~~.

§ 1º A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos Administradores~~A mesma proteção definida no *caput* será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos Administradores~~.

§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia~~A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia contratado, a critério da Companhia~~.

§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar advogado de sua confiança por sua conta, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade~~A prestação de defesa jurídica não será realizada pelo jurídico interno caso detectada incompatibilidade entre as linhas de defesa da Companhia e do beneficiário~~.

~~**§4º** Se após solicitação formal do beneficiário à Companhia, não assegurada a defesa, nos termos do §2º, o agente poderá contratar advogado de sua confiança por sua conta, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final absolvido ou exonerado de responsabilidade.~~

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§ 54º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do § 43º.

Art. 79 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.

Art. 80 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no art. 78 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causadosCaso algumas das pessoas mencionadas no art. 76 77 do presente Estatuto, beneficiária da defesa jurídica, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.

Art. 81 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no aArt. 76 77 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.

CAPÍTULO XI - RESOLUÇÃO DE CONFLITOS

Art. 82 A Companhia, seus acionistas, Administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas neste Estatuto e na legislação vigente, bem como nas normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do “Regulamento do Nível 1”, do Contrato de Participação no Nível 1, do Regulamento de Sanções e do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado instituída pela B3.

~~**Art. 42** A Companhia poderá levantar balanços semestrais e a Administração poderá antecipar a distribuição de dividendos intermediários, "*ad referendum*" da Assembleia Geral.~~

CAPÍTULO ~~VII~~ XII - DISPOSIÇÕES GERAIS ~~e Transitórias~~

~~**Art. 43** A dissolução e a liquidação da Companhia far-se-ão de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.~~

Art. ~~44~~83 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.

37

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

Art. 84 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.

Art. 4585 As regras referentes aos prazos de mandato dos membros da Diretoriados órgãos estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveisserá aplicada a partir do mandato iniciado após a publicação da Lei nº 13.303/2016, por força da adaptação preconizada em seu art. 91.

38

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG ~~de~~	JUCEPAR		Publicada no DOE PR ~~de~~
	Nº arq.	Data	
09.09.1969	83.759	01.10.1969	08.10.1969
21.08.1970	88.256	04.09.1970	14.09.1970
22.10.1970	88.878	05.11.1970	16.11.1970
28.04.1972	95.513	24.05.1972	30.05.1972
30.04.1973	101.449	15.08.1973	28.08.1973
06.05.1974	104.755	21.05.1974	05.06.1974
27.12.1974	108.364	07.02.1975	21.02.1975
30.04.1975	110.111	03.06.1975	18.06.1975
26.03.1976	114.535	29.04.1976	10.05.1976
15.02.1978	123.530	28.02.1978	08.03.1978
14.08.1979	130.981	09.11.1979	20.11.1979
26.02.1980	132.253	25.03.1980	16.04.1980
30.10.1981	139.832	01.12.1981	18.12.1981
02.05.1983	146.251	31.05.1983	14.06.1983
23.05.1984	150.596	26.07.1984	28.08.1984
17.12.1984	160.881	17.01.1985	11.02.1985
11.06.1985	162.212	01.07.1985	18.07.1985
12.01.1987	166.674	13.02.1987	26.02.1987
18.03.1987	166.903	07.04.1987	08.05.1987
19.06.1987	167.914	02.07.1987	14.07.1987
22.02.1994	18444,7	28.02.1994	17.03.1994
22.08.1994	309,0	20.09.1994	06.10.1994
15.02.1996	960275860	27.02.1996	06.03.1996
18.10.1996	961839597	29.10.1996	06.11.1996
10.07.1997	971614148	18.07.1997	22.07.1997
12.03.1998	980428793	01.04.1998	07.04.1998
30.04.1998	981597050	06.05.1998	12.05.1998
25.05.1998	981780954	28.05.1998	02.06.1998
26.01.1999	990171175	05.02.1999	11.02.1999
25.03.1999	990646483	14.04.1999	23.04.1999
27.03.2000	000633666	30.03.2000	07.04.2000
07.08.2001	20011994770	14.08.2001	27.08.2001
26.12.2002	20030096413	29.01.2003	10.02.2003
19.02.2004	20040836223	08.03.2004	19.03.2004
17.06.2005	20052144879	23.06.2005	05.07.2005
11.01.2006	20060050632	20.01.2006	25.01.2006

Cont....

39

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação...

Ata da AG ~~de~~	JUCEPAR		Publicada no DOE PR ~~de~~
	Nº arq.	Data	
24.08.2006	*20063253062*	*30.08.2006*	*11.09.2006*
02.07.2007	*20072743441*	*04.07.2007*	*27.07.2007*
18.04.2008	*20081683790*	*25.04.2008*	*27.05.2008*
13.03.2009	*20091201500*	*13.03.2009*	*31.03.2009*
08.07.2010	*20106612077*	*20.07.2010*	*04.08.2010*
28.04.2011	*20111122929*	*10.05.2011*	*07.06.2011*
26.04.2012	*20123192609*	*09.05.2012*	*15.05.2012*
25.04.2013	*20132186560*	*07.05.2013*	*20.05.2013*
25.07.2013	*20134231198*	*30.07.2013*	*09.08.2013*
10.10.2013	*20135861330*	*15.10.2013*	*25.10.2013*
24.04.2014	*20142274046*	*29.04.2014*	*05.05.2014*
23.04.2015	*20152615962*	*04.05.2015*	*06.05.2015*
22.12.2016	*20167724827*	*04.01.2017*	*06.01.2017*
07.06.2017	*20173251129*	*12.06.2017*	*19.06.2017*

40

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. ~~4º~~5º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG ~~de~~	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR ~~de~~
		Nº arq.	Data	
	Cr$			
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$			
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$			
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978

Cont....

[1] *Retificada no DOE PR de 05.06.1967.*
[2] *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*
[3] *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

41

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 4º5º)

Continuação...

Ata da AG de	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR de
		Nº arq.	Data	
	Cr$			
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$			
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$			
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$			
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989

Cont....

[4] *Retificação no DOE nº 2780, de 27.05.88.*

42

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 4º5º)

Continuação...

Ata da AG de	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR de
		Nº arq.	Data	
Cr$				
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
CR$				
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
R$				
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017

[5] *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*
[6] *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*
[7] *Aumento do capital social autorizado pelo Conselho de Administração.*

43

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 1.384/1953*

Institui o Fundo de Eletrificação e dá outras providências

(...)

Art. 9º - Fica o Poder Executivo autorizado a organizar no Estado, sociedades de economia mista para construção e exploração de centrais geradoras de energia elétrica, e delas participar.

Parágrafo único** - A sociedade constituída na conformidade do presente artigo poderá, ainda, por si, por concessionária do serviço público da qual já seja acionista, ou por sociedade de que vier a participar, na qual o Poder Público detenha a maioria do Capital:

- **a)** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia;
- **b)** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias primas energéticas;
- **c)** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;
- **d)** prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado.
- **e)***** desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.

(...)

Curitiba, 10 de Novembro de 1953

(a) BENTO MUNHOZ DA ROCHA NETO

(a) EUGÊNIO JOSÉ DE SOUZA

(a) RIVADÁVIA B. VARGAS

* Publicada no Diário Oficial nº 199, de 11.11.1953.
** Parágrafo único (e alíneas a a d) acrescentado pela Lei 7.227, de 22.10.1979, publicada no DOE nº 661, de 24.10.1979, p. inicial.
*** Alínea e, acrescentada pela Lei 11.740, de 19.06.1997, publicada no DOE nº 5.027, de 19.06.1997, p. inicial.

44

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

~~ANEXO III - LEGISLAÇÃO~~

~~DECRETO Nº 14.947/1954*~~

~~*Dispõe sobre a organização de sociedade de economia mista sob a denominação de Companhia Paranaense de Energia Elétrica - COPEL e dá outras providências.*~~

~~*O Governador do Estado do Paraná, no uso das suas atribuições e na conformidade da autorização constante da Lei nº 1.384, de 10 de novembro de 1953,*~~

~~***D E C R E T A:***~~

~~***Art. 1º*** *- Fica denominada para fins de constituição "Companhia Paranaense de Energia Elétrica", a sociedade destinada a planejar, construir e explorar sistemas de produção, transmissão, transformação, distribuição e comércio de energia elétrica e serviços correlatos, por si ou por sociedades que organizar ou de que vier a participar.*~~

~~***Art. 2º*** *- O capital da Companhia será de Cr$ 800.000.000,00 (oitocentos milhões de cruzeiros), do qual até 40% poderão ser representados por ações preferenciais sem direito a voto. (Revogado conforme Decreto nº 3300 de 25 de julho de 1997, publicado no DOE PR nº 5053 de 25.07.1997.)*~~

~~***Art. 3º*** *- O Estado subscreverá no mínimo 60% (sessenta por cento) do capital social.*~~

~~***Art. 4º*** *- Na integralização do capital da sociedade, o Estado utilizar-se-á dos recursos provenientes do Fundo de Eletrificação, criado pela Lei Estadual nº 1.384, de 10 de novembro de 1953, podendo também incorporar ao patrimônio da sociedade, no todo ou em parte, os bens móveis e imóveis integrantes das instalações destinadas à produção, transmissão e distribuição de energia elétrica de propriedade do Estado.*~~

~~***Art. 5º*** *- A sociedade reger-se-á pelos estatutos que forem aprovados no ato de sua constituição.*~~

~~***Art. 6º*** *- O Governador nomeará representante seu para, em nome do Estado, praticar todos os atos relativos à constituição da sociedade.*~~

~~***Art. 7º*** *- Este decreto entrará em vigor na data e sua publicação, revogadas as disposições em contrário.*~~

~~*Curitiba, 26 de outubro de 1954, 133º da Independência e 66º da República*~~

~~*(a) BENTO MUNHOZ DA ROCHA NETO*~~

~~*(a) ANTÔNIO JOAQUIM DE OLIVEIRA PORTES*~~

~~** Publicado no DOE PR, de 27.10.1954.*~~

45

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

DECRETO Nº 37.399/1955*

Concede autorização para funcionar como empresa de energia elétrica à Companhia Paranaense de Energia Elétrica - COPEL.

O Presidente da República, usando da atribuição que lhe confere o Art. 87, inciso I, da Constituição, e tendo em vista o disposto no Art. 1º do Decreto-Lei nº 938, de 8 de dezembro de 1938, e o que requereu a Companhia Paranaense de Energia Elétrica - COPEL, decreta:

***Art. 1º** - É concedida à Companhia Paranaense de Energia Elétrica - COPEL, com sede em Curitiba, Estado do Paraná, autorização para funcionar como empresa de energia elétrica, de acordo com o Decreto-Lei nº 938, de 8 de dezembro de 1938, combinado com o Decreto-Lei nº 2.627, de 26 de setembro de 1940, ficando a mesma obrigada, para os seus objetivos, a satisfazer integralmente as exigências do Código de Águas (Decreto nº 24.643, de 10 de julho de 1934), leis subseqüentes e seus regulamentos, sob pena de revogação do presente ato.*

***Art. 2º** - O presente Decreto entra em vigor na data de sua publicação.*

***Art. 3º** - Revogam-se as disposições em contrário.*

Rio de Janeiro, 27 de maio de 1955, 134º da Independência e 67º da República

(a) JOÃO CAFÉ FILHO

(a) MUNHOZ DA ROCHA

* *Publicado no DOU, Seção I, Ano XCIV, nº 128, de 04.06.1955.*

46

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 7.227/1979*

Acrescenta parágrafo ao art. 9º da Lei nº 1.384, de 10 de novembro de 1953.

A Assembleia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei

Art. 1º *- Fica acrescentado no artigo 9º da Lei nº 1.384, de 10 de novembro de 1953 um parágrafo com a seguinte redação:*

Parágrafo único *- A sociedade constituída na conformidade do presente artigo poderá, ainda, por si, por concessionária do serviço público da qual já seja acionista ou por sociedade de que vier a participar, na qual o Poder Público detenha a maioria do Capital:*

- ***a)*** *pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia;*
- ***b)*** *pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias primas energéticas;*
- ***c)*** *estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;*
- ***d)*** *prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado.*

Art. 2º *- Esta Lei entrará em vigor na data de sua publicação, revogadas as disposições em contrário.*

Palácio do Governo em Curitiba, 22 de outubro de 1979.

(a) NEY BRAGA
Governador do Estado

(a) EDSON NEVES GUIMARÃES
Secretário de Estado das Finanças

** Publicada no Diário Oficial nº 661 de 24.10.1979.*

47

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 11.740/1997*

Acresce alínea ao parágrafo único do art. 9º, da Lei nº 1.384/53, dispondo sobre o desenvolvimento de atividades da Copel, nas áreas que áreas que especifica.

A Assembleia do Estado do Paraná decretou e eu sanciono a seguinte lei:

Art. 1º. *Fica acrescentada a alínea "e", ao parágrafo único do art. 9º, da Lei nº 1.384, de 10 de novembro de 1953, com a seguinte redação:*

> ***"e)*** *desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas."*

Art. 2º. *Esta Lei entrará em vigor na data de sua publicação, revogadas as disposições em contrário.*
PALÁCIO DO GOVERNO EM CURITIBA, em 19 de junho de 1997.

(a) JAIME LERNER
Governador do Estado

(a) RAFAEL GRECA DE MACEDO
Chefe da Casa Civil.

** Publicada no Diário Oficial nº 5027, de 19.06.1997.*

48

COPEL
Companhia Paranaense de Energia
PARANÁ
GOVERNO DO ESTADO

~~ANEXO III - LEGISLAÇÃO~~

~~LEI Nº 14.286/2004*~~

~~*Altera os dispositivos que especifica, da Lei nº 1.384, de 10 de novembro de 1953 e adota outras providências.*~~

~~*A Assembleia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei:*~~

~~***Art. 1º.** Altera a redação da alínea "e", do parágrafo único, do artigo 9º, da Lei nº 1.384, de 10 de novembro de 1953, acrescida pelo artigo 1º, da Lei nº 11.740, de 19 de junho de 1997, e acrescenta-lhe novos parágrafos, renomeando o atual parágrafo único como parágrafo primeiro conforme segue:*~~

~~*"Art. 9º. ....*~~
~~*Parágrafo único. ....*~~

- ~~***e)** desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritariamente, de consórcios ou companhias com empresas privadas, após autorização deste Poder Legislativo, específica para esse e na qual tenham sido consideradas além das características gerais dos projetos, os respectivos impactos sociais e ambientais.*~~

~~*§ 2º. Para viabilizar a condição de sócia majoritária da Copel nas parcerias já formalizadas, fica esta empresa autorizada a adquirir cotas ou ações dos sócios majoritários, pelo valor subscrito no contrato social registrado na Junta Comercial do Estado até o dia 27 de fevereiro de 2003.*~~
~~*§ 3º. Ante a comprovada valorização no mercado financeiro das ações referidas no parágrafo anterior, a aquisição das mesmas fica condicionada à prévia autorização em lei.*~~
~~*§ 4º. Nos contratos de parceria para formação de empresas de geração de energia elétrica é vedada a inclusão de cláusula de compra antecipada de energia pela Copel.*~~
~~*§ 5º. Para os contratos em vigência para formação de eventual parceria, que estejam em fase de estudos ou de implantação, deverá a Copel providenciar, no prazo máximo de 90 (noventa) dias, a revogação de eventual cláusula que assegure a compra antecipada de energia.*~~
~~*§ 6º. A Copel encaminhará, anualmente, à Assembleia Legislativa, relatório circunstanciado de resultados econômico e financeiro.*~~

~~***Art. 2º.** Esta Lei entrará em vigor na data de sua publicação, revogando a Lei nº 11.740, de 19 de junho de 1997. PALÁCIO DO GOVERNO EM CURITIBA, em 09 de fevereiro de 2004.*~~

~~*(a) ROBERTO REQUIÃO*~~
~~*Governador do Estado*~~

~~*(a) CAÍTO QUINTANA*~~
~~*Chefe da Casa Civil*~~

~~** Publicada no Diário Oficial nº 6668, de 13.02.2004.*~~

49

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

~~ANEXO III - LEGISLAÇÃO~~

~~LEI Nº 16.652/2010*~~

~~*Altera dispositivos da Lei nº 1.384, de 11 de novembro de 1953, conforme especifica.*~~

~~*A Assembléia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei:*~~

~~***Art. 1º.** A alínea "e" do § 1º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, passa a ter a seguinte redação:*~~

~~*"e) desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nas alíneas "b" e "c", a participar, de preferência, majoritariamente ou presente no grupo de controle de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas além das características gerais dos projetos, os respectivos impactos sociais e ambientais."*~~

~~***Art. 2º.** Fica incluída a alínea "f" no § 1º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, com a seguinte redação:*~~

~~*"f) a participação no grupo de controle exigida na alínea "e" deverá estar obrigatoriamente assegurada nos documentos de formação de consórcios ou nos estatutos sociais das sociedades de propósito específico, conforme o caso."*~~

~~***Art. 3º.** Fica incluído o § 2º A no art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, com a seguinte redação:*~~

~~*"§ 2º A. Nos casos de consórcios ou companhias, previstos no § 1º, "e" deste artigo e já firmados anteriormente à data da publicação desta alteração, fica vedado à COPEL efetuar a venda de suas participações caso tal ato ocasione a perda de sua condição majoritária."*~~

~~***Art. 4º.** O § 2º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, passa a ter a seguinte redação:*~~

~~*"§ 2º. Para viabilizar a condição de sócia, preferencialmente, majoritária da COPEL nas parcerias já formalizadas, fica esta empresa autorizada a adquirir cotas ou ações dos sócios majoritários, pelo voto subscrito no contrato social registrado na Junta Comercial do Estado até o dia 20 de fevereiro de 2003."*~~

~~***Art. 5º.** Esta lei entrará em vigor na data de sua publicação. PALÁCIO DO GOVERNO EM CURITIBA, em 08 de dezembro de 2010.*~~

~~*(a) NELSON JUSTUS*~~
~~*Governador do Estado, em exercício*~~

~~*(a) NEY CALDAS*~~
~~*Chefe da Casa Civil*~~

~~* *Publicada no Diário Oficial nº 8359, de 08.12.2010.*~~

50

COPEL
Companhia Paranaense de Energia
PARANÁ

Anexo I b

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
CAPÍTULO I - DA DENOMINAÇÃO, SEDE, FINS E DURAÇÃO	**CAPÍTULO I - DENOMINAÇÃO, DURAÇÃO, SEDE E OBJETO SOCIAL**	Ajuste no texto
Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista por ações, de capital aberto, destinada a:	**Art. 1º** A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista de capital aberto, dotada de personalidade jurídica de direito privado, parte integrante da administração indireta do Estado do Paraná, instituída pelo Decreto Estadual nº 14.947/1954, sob autorização da Lei Estadual nº 1.384/1953, regendo-se por este Estatuto, pelas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Lei 13.303/2016, Art. 4º
	Art. 2º O prazo de duração da Companhia é indeterminado.	Realocado do Art. 3º do Estatuto Copel Holding 2017.
	Art. 3º A Companhia tem sede e foro no município de Curitiba, Estado do Paraná, Brasil, à Rua Coronel Dulcídio nº 800, bairro Batel, CEP 80.420-170.	Ajuste no texto e realocado do Art. 2º do Estatuto Copel Holding 2017.
	Art. 4º Constitui o objeto social da Companhia:	Realocado das alíneas do Art. 1º do Estatuto Copel Holding 2017.
a) pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia provendo soluções para o desenvolvimento com sustentabilidade;	**I** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia, provendo soluções para o desenvolvimento com sustentabilidade;	Ajuste no texto Mudança de alínea para inciso
b) pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	**II** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	Ajuste no texto Mudança de alínea para inciso
c) estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;	**III** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando o aproveitamento múltiplo das águas;	Ajuste no texto Mudança de alínea para inciso
d) prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado; e	**IV** prestar serviços em negócios de energia, de infraestrutura energética, informações e assistência técnica, quanto ao uso racional da energia, à iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado, desde que previamente autorizada pelo Conselho de Administração; e	Ajuste no texto Mudança de alínea para inciso

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 1/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
e) desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.	**V** desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins, desde que previamente autorizada pelo Conselho de Administração, e para os previstos nos incisos "II" e "III", a participar, de preferência, majoritária ou presente no grupo de controle, de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas, além das características gerais dos projetos, os respectivos impactos sociais e ambientais.	Ajuste no texto Mudança de alínea para inciso
§1º A Companhia reger-se-á pelo presente Estatuto Social e pela legislação aplicável;		Realocado para o Art. 1º do Estatuto proposto
§2º Para execução das atividades referidas neste artigo e das demais atividades necessárias à consecução dos fins sociais, a Companhia poderá participar de outras sociedades, observada a legislação aplicável; e		Realocado para §1º do Art. 4º do Estatuto proposto
§3º com a admissão da Companhia no segmento especial de listagem da BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ("Regulamento do Nível 1").		Realocado para §3º do Art. 4º Estatuto proposto
Art. 2º A Companhia tem sede e foro na cidade de Curitiba, à Rua Coronel Dulcídio nº 800, podendo, entretanto, a critério da Diretoria, criar ou extinguir filiais, agências ou escritórios, nesta mesma cidade ou em qualquer outra parte do território nacional ou estrangeiro.		Realocado para Art. 3º e §2º Art. 4º do Estatuto proposto

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
Art. 3º É indeterminado o prazo de duração da Companhia.		Realocado para Art. 2 do Estatuto proposto
	§ 1º A Companhia poderá, para a consecução do seu objeto social, constituir subsidiárias, assumir o controle acionário de empresa e participar do capital social de outras empresas, relacionadas ao seu objeto social, conforme legislação estadual, desde que previamente autorizada pelo Conselho de Administração.	Realocado do §2º do Art. 1 do Estatuto Copel Holding 2017. Leis Estaduais nº 12.355/1998, art 1º e nº 16.652/2010, alínea e.
	§ 2º Para a consecução do objeto social e observada a sua área de atuação, a Companhia poderá abrir, instalar, manter, transferir ou extinguir filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos ou, ainda, designar representantes, respeitadas as disposições legais e regulamentares.	Realocado do Art. 2º do Estatuto Copel Holding 2017.
	§ 3º Com a admissão da Companhia no segmento especial de listagem da B3 (Brasil, Bolsa, Balcão), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores (membros do Conselho de Administração e da Diretoria) e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ("Regulamento do Nível 1").	Realocado do §3º do Art. 1 do Estatuto Copel Holding 2017 Cláusula mínima obrigatória do Nível 1 de Governança Corporativa da B3.
CAPÍTULO II - DO CAPITAL E DAS AÇÕES	**CAPÍTULO II - CAPITAL SOCIAL E AÇÕES**	Ajuste no texto
Art. 4º O capital social integralizado é de R$7.910.000.000,00 (sete bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 328.627 (trezentos e vinte e oito mil, seiscentas e vinte e sete) são ações classe "A" e 128.295.668 (cento e vinte e oito milhões, duzentos e noventa e cinco mil e seiscentas e sessenta e oito) são ações classe "B".	**Art. 5º** O capital social integralizado é de R$ 7.910.000.000,00 (sete bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 328.627 (trezentos e vinte e oito mil, seiscentas e vinte e sete) são ações classe "A" e 128.295.668 (cento e vinte e oito milhões, duzentos e noventa e cinco mil e seiscentas e sessenta e oito) são ações classe "B".	Artigo renumerado.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
§1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.	**§ 1º** O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração, ouvido o Conselho Fiscal, nos termos da legislação vigente e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.	Ajuste no texto
	§ 2º As ações serão nominativas.	Realocado do Art. 5º do Estatuto Copel Holding 2017.
	§ 3º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.	Realocado do §2º do Art. 7º do Estatuto Copel Holding 2017.
	§ 4º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	Realocado do §3º do Art. 7º do Estatuto Copel Holding 2017.
§2º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe "B", sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido no parágrafo 2º do artigo 15 da Lei nº 6.404/76.	**§ 5º** Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe "B", sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Ajuste no texto Parágrafo renumerado.
§3º As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência, nos termos do artigo 172 da Lei nº 6.404/76.		Ajuste no texto e realocado para §8º do Art. 5º do Estatuto proposto.
§4º As debêntures poderão ser simples ou conversíveis em ações nos termos do artigo 57 da Lei nº 6.404/76.		Ajuste no texto e realocado para §9º do Art. 5º do Estatuto proposto.
Art. 5º As ações serão nominativas.		Realocado para §2º do Art. 5º do Estatuto proposto.
Art. 6º As ações preferenciais não terão direito a voto e serão de classes "A" e "B".	**§ 6º** As ações preferenciais não terão direito a voto e serão de classes "A" e "B":	Mudança de artigo para parágrafo
§1º As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e	I As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e	Mudança de parágrafo para inciso

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 4/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
classe de ações, integralizado até 31 de dezembro do ano findo.	classe de ações, integralizado até 31 de dezembro do ano findo;	
§2º As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o artigo 202 e seus parágrafos da Lei nº 6.404/76, calculada proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.	**II** As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo;	Mudança de parágrafo para inciso
§3º Os dividendos assegurados pelo parágrafo anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A".	**III** Os dividendos assegurados pelo inciso anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A";	Mudança de parágrafo para inciso
§4º O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, conforme o disposto no inciso II do parágrafo 1º do artigo 17 da Lei nº 6.404/76, com a redação determinada pela Lei nº 10.303, de 31.10.2001.	**IV** O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores; e	Mudança de parágrafo para inciso
§5º As ações preferenciais adquirirão o direito de voto se, pelo prazo de 3 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos a que fazem jus na forma dos parágrafos 1º, 2º e 3º deste artigo, observado o disposto em seu parágrafo 4º.	**V** As ações preferenciais adquirirão o direito de voto se, pelo prazo de 03 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos.	Mudança de parágrafo para inciso
Art. 7º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultada ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.	**§ 7º** A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultado ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão:	Mudança de artigo para inciso
§1º As ações preferenciais classe "A" poderão ser	**I** As ações preferenciais classe "A" poderão ser	Mudança de parágrafo para inciso

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.	convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.	
	§ 8º As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência ou redução de prazo para seu exercício, não inferior a 30 (trinta) dias, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Ajuste no texto e renumerado do §3º do Art. 4º do Estatuto Copel Holding 2017.
	§ 9º As debêntures poderão ser simples ou conversíveis em ações, nos termos da Lei Federal nº 6.404/1976 e alterações posteriores.	Ajuste no texto e renumerado do §4º do Art. 4º do Estatuto Copel Holding 2017.
§2º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.		Realocado para §3º do Art. 5 do Estatuto proposto
§3º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.		Realocado para §4º do Art. 5 do Estatuto proposto
Art. 8º Nas Assembleias Gerais, cada ação ordinária dará direito a um voto.		Realocado para Art. 11º do Estatuto proposto
	CAPÍTULO III - ASSEMBLEIA GERAL (AG)	Realocado do Capítulo V do Estatuto Copel Holding 2017.
	Art. 6º A Assembleia Geral é o órgão máximo da Companhia, com poderes para deliberar sobre todos os negócios relativos ao seu objeto social e será regida pela legislação vigente.	Lei nº 6.404/76, art. 121.
	Art. 7º A Assembleia Geral será convocada pelo Conselho de Administração ou, nas hipóteses admitidas em lei, pela Diretoria, pelo Conselho Fiscal ou pelos acionistas.	Lei nº 6.404/76, art. 142, inciso IV. Redação proposta pelo BNDES
	Art. 8º A convocação será feita com antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação, com antecedência mínima de 08 (oito) dias, na forma da Lei Federal nº 6.404/1976, sendo disponibilizados os documentos relativos à respectiva pauta na mesma data da convocação, de modo acessível,	Realocado do Art. 37 do Estatuto Copel Holding 2017. Redação proposta pelo BNDES

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	inclusive de forma eletrônica.	
	Parágrafo Único. Nas Assembleias Gerais tratar-se-á exclusivamente do objeto previsto nos editais de convocação, não se admitindo a inclusão de assuntos gerais na pauta da Assembleia.	Parágrafo do Modelo de Estatuto CCEE
	Art. 9º A Assembleia Geral será instalada e presidida pelo Presidente do Conselho de Administração ou pelo substituto que esse vier a designar e, residualmente, por 01 (um) acionista escolhido, na ocasião, pelos acionistas presentes.	Realocado do Parágrafo único do Art. 35 (parcial) do Estatuto Copel Holding 2017.
	§ 1º O quórum de instalação de Assembleias Gerais, bem como o das deliberações, será aquele determinado na legislação vigente.	Realocado do Art. 38 do Estatuto Copel Holding 2017.
	§ 2º O Presidente da Assembleia escolherá, dentre os presentes, 01 (um) secretário.	Realocado do Parágrafo único do Art. 35 (parcial) do Estatuto Copel Holding 2017.
	Art. 10 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses após o encerramento do exercício social, para deliberar sobre as matérias previstas em lei, e extraordinariamente, quando necessário.	Realocado do Art. 35 do Estatuto Copel Holding 2017. Lei nº 6.404/76, art. 132.
	Art. 11 Nas Assembleias Gerais, cada ação ordinária dará direito a 01 (um) voto.	Realocado do Art. 8º do Estatuto Copel Holding 2017. Lei nº 6.404/76, art. 298, inciso I.
	Art. 12 O acionista poderá participar e ser representado por procurador nas Assembleias Gerais, exibindo, no ato ou previamente, documentos e procuração com poderes específicos, na forma da lei.	Realocado do Art. 36 do Estatuto Copel Holding 2017. Lei nº 6.404/76, art. 126, §1º.
	Art. 13 A ata da Assembleia Geral será lavrada conforme a legislação vigente.	Lei nº 6.404/76, art. 130. § 1º
	Art. 14 A Assembleia Geral, além de outros casos previstos em lei, reunir-se-á para deliberar sobre:	Artigo do Modelo de Estatuto CCEE
	I aumento do capital social, além do limite autorizado no Estatuto Social;	Lei 6404/76, artigo 166, Inciso I Redação proposta pelo BNDES
	II avaliação de bens com que o acionista concorre para a formação do capital social;	Lei 6404/76, artigo 122, VI

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	III transformação, fusão, incorporação, cisão, dissolução e liquidação da empresa;	Lei 6404/76, artigo 122 VII e artigo 136.
	IV alteração do estatuto social;	Lei 6404/76, artigo 122, I
	V eleição e destituição, a qualquer tempo, dos membros do Conselho de Administração;	Lei 6404/76, artigo 122, II
	VI eleição e destituição, a qualquer tempo, dos membros do Conselho Fiscal e respectivos suplentes e demais comitês estatutários;	Lei 6404/76, artigo 122, II
	VII fixação da remuneração dos Administradores, dos conselheiros fiscais e dos membros dos comitês estatutários;	Inciso do Modelo de Estatuto CCEE
	VIII aprovação das demonstrações financeiras, da destinação do resultado do exercício e da distribuição de dividendos, em conformidade com a política de distribuição de dividendos e proventos;	Lei 6404/76, artigo 122, III e IV
	IX autorização para a Companhia mover ação de responsabilidade civil contra os Administradores pelos prejuízos causados ao seu patrimônio;	Lei Federal nº 6.404/1976, art. 159.
	X alienação de bens imóveis diretamente vinculados à prestação de serviços e à constituição de ônus reais sobre eles;	Inciso do Modelo de Estatuto CCEE
	XI permuta de ações ou outros valores mobiliários;	Inciso do Modelo de Estatuto CCEE
	XII emissão de debêntures conversíveis em ações, inclusive de controladas;	Inciso do Modelo de Estatuto CCEE
	XIII emissão de quaisquer outros títulos e valores mobiliários conversíveis em ações, no País ou no exterior; e	Lei 6404/76, Art. 142, VII
	XIV eleição e destituição, a qualquer tempo, de liquidantes, julgando-lhes as contas.	Inciso do Modelo de Estatuto CCEE
CAPÍTULO III - DA ADMINISTRAÇÃO	**CAPÍTULO IV - ADMINISTRAÇÃO DA COMPANHIA**	Capítulo renumerado
SEÇÃO I		Excluído início de capítulo com seção I.
Art. 9º A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	**Art. 15** A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	Artigo renumerado.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
Art. 10 A representação da Companhia é privativa da Diretoria.	**Art. 16** A representação da Companhia é privativa dos diretores, na forma prevista neste Estatuto.	Ajuste no texto Artigo Renumerado
SEÇÃO II – DO CONSELHO DE ADMINISTRAÇÃO	**SEÇÃO I - CONSELHO DE ADMINISTRAÇÃO (CAD)**	Seção renumerada
	Art. 17 O Conselho de Administração é órgão de deliberação estratégica e colegiada responsável pela orientação superior da Companhia.	Lei nº 6.404/76, art. 138, §1º.
	Composição, investidura e mandato	Modelo de Estatuto CCEE
Art. 11 O Conselho de Administração será composto de 07 (sete) ou 09 (nove) membros, eleitos e destituíveis pela Assembleia Geral, podendo dele fazer parte o Diretor Presidente da Companhia.	**Art. 18** O Conselho de Administração será composto por 09 (nove) membros titulares, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas.	Cláusula mínima obrigatória do Nível 1 de Governança Corporativa da B3. Artigo Renumerado Lei nº 13.303/2016, art. 13. Inciso VI.(7 até 11 membros) Redação proposta pelo BNDES
	Parágrafo Único. O Conselho de Administração das subsidiárias integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva subsidiária integral e 01 (um) diretor da Companhia.	Realocado do §6º do Art. 20 do Estatuto 2017
§1º Integrará obrigatoriamente o Conselho de Administração um empregado da Companhia, escolhido e indicado pelos demais na forma da legislação estadual pertinente.		Realocado para Art. 20 do Estatuto proposto
§2º Os membros do Conselho de Administração terão mandato unificado de 02 (dois) anos, podendo ser reeleitos.		Incorporado ao Art. 18 do Estatuto proposto
	Art. 19 Os conselheiros serão eleitos e destituídos pela Assembleia Geral, observados os dispositivos previstos na Lei Federal nº 6.404/1976 e demais normativos aplicáveis quanto à possibilidade de eleição em separado por acionistas minoritários e por detentores de ações preferenciais, bem como de adoção do voto múltiplo.	Deliberação Normativa CCEE nº 001/2018, art. 21. Redação proposta pelo BNDES
	§ 1º O Diretor Presidente da Companhia poderá integrar o Conselho de Administração como seu Secretário Executivo, mediante eleição em Assembleia Geral.	Lei Estadual 8485/1987, Art. 93, parágrafo único
	§ 2º Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser	Realocado do Art. 24 do Estatuto Copel Holding 2017.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	acumulados pela mesma pessoa.	Cláusula mínima obrigatória do Nível 1 de Governança Corporativa da B3. Deliberação Normativa CCEE n° 001/2018, artigo 14, Parágrafo único.
	§ 3º O Presidente do Conselho de Administração será indicado pelo acionista controlador e designado pela Assembleia Geral que o eleger, sendo substituído, em suas ausências e impedimentos, pelo conselheiro escolhido pela maioria de seus pares.	Realocado do Art. 12 do Estatuto Copel Holding 2017. Deliberação Normativa CCEE n° 001/2018, artigo 13.
	§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016.	Lei nº 13.303/2016, art. 22 (prevê 25% no mínimo). Adequação para atendimento a plataforma de sustentabilidade do ISE B3 e o Programa Destaque em Governança B3 (prevê 30% no mínimo).
	§ 5º As indicações ao Conselho de Administração devem observar os requisitos e vedações impostos pelas Leis Federais nº 6.404/1976 e 13.303/2016, além de atender aos seguintes parâmetros:	Leis Federais nº 13.303/2016 e nº 6.404/1976 Constará na Política de Indicação Copel Redação proposta pelo BNDES
	I ter, no mínimo, 03 (três) conselheiros independentes, expressamente declarados como tais na ata da Assembleia Geral que os eleger, em conformidade com o disposto na Lei Federal nº 13.303/2016; e	Leis Federais nº 13.303/2016 e nº 6.404/1976 Redação proposta pelo BNDES
	II ter, no mínimo, 05 (cinco) conselheiros, incluídos os mencionados no inciso I, que atendam, cumulativamente, as condições para compor o Comitê de Auditoria Estatutário previstas na Lei Federal nº 13.303/2016.	Redação proposta pelo BNDES Lei 6404/76
	§ 6º Ao menos 01 (um) dos conselheiros mencionados no § 5º deverá ter reconhecida experiência em assuntos de contabilidade societária para integrar o Comitê de Auditoria Estatutário previsto nos artigos 46 a 49 deste Estatuto.	Leis Federais nº 13.303/2016 e nº 6.404/1976 Constará na Política de Indicação Copel Redação proposta pelo BNDES

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	§ 7º É assegurado aos acionistas minoritários o direito de eleger 01 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.	Leis Federais nº 13.303/2016 e nº 6.404/1976 Redação proposta pelo BNDES
	Art. 20 Fica assegurada a participação de 01 (um) representante dos empregados no Conselho de Administração, com mandato coincidente com o dos demais conselheiros.	Realocado do §1º do Art. 11 do Estatuto Copel Holding 2017. Redação proposta pelo BNDES Lei 13303/16, art. 19.
	§ 1º O conselheiro representante dos empregados será eleito nos termos estabelecidos na legislação pertinente, sob os mesmos critérios de qualificação previstos para os demais conselheiros.	Lei 13303/16, art. 17.
	§ 2º O candidato eleito conselheiro representante dos empregados tomará posse para o mandato estabelecido neste artigo, permitida a reeleição por 01 (uma) só vez.	Decreto Estadual nº 6.343/1985, Art. 6 – apresenta reeleição por uma vez.
Art. 12 O Presidente do Conselho de Administração será indicado pelo acionista controlador, sendo substituído, em suas ausências e impedimentos, pelo Conselheiro escolhido por seus pares.		Realocado para §3º do Art. 19 do Estatuto proposto
	Art. 21 A investidura de membros no Conselho de Administração observará as condições estabelecidas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Lei nº 13.303/2016, art. 17. Lei 6404/76, art. 149. Deliberação Normativa CCEE nº 002/2017 (Formulário Cadastral CAD)
	Vacância e substituições	Modelo de Estatuto CCEE
Art. 13 No caso de renúncia, ou vaga, no Conselho de Administração, os membros remanescentes designarão um substituto até que se realize a Assembleia Geral para preencher a vaga.	**Art. 22** Ocorrendo a vacância definitiva da função de conselheiro de administração, antes do término do mandato, o Conselho de Administração convocará Assembleia Geral para eleição destinada à complementação do mandato.	Lei nº 6.404/76, art. 150. Deliberação Normativa CCEE nº 001/2018, Art. 15. Redação proposta pelo BNDES
	§ 1º Observados os requisitos e vedações legais aplicáveis, caberá ao acionista que havia indicado o membro que deixou de ocupar o cargo de conselheiro, a competência da indicação do substituto, que poderá ser nomeado pelo Conselho de Administração para atuar até a realização da Assembleia Geral que elegerá o substituto em definitivo.	Redação proposta pelo BNDES Lei nº 6.404/76
	§ 2º Na hipótese de vacância de todos os cargos do Conselho de Administração, compete à Diretoria convocar	Redação proposta pelo BNDES Lei nº 6.404/76

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	a Assembleia Geral.	
	§ 3º Em caso de vacância de cargo no Conselho de Administração preenchido pelo voto múltiplo, a convocação da Assembleia Geral será para eleição de todas as vagas preenchidas por esse sistema para complementação dos mandatos.	Redação proposta pelo BNDES Lei nº 6.404/76
	Art. 23 A função de conselheiro de administração é pessoal e não se admite suplente, inclusive para representante dos empregados. No caso de ausências ou impedimentos eventuais de qualquer membro do conselho nas reuniões, o colegiado deliberará com os remanescentes.	Artigo do Modelo de Estatuto CCEE Redação proposta pelo BNDES
	Funcionamento	Modelo de Estatuto CCEE
Art. 14 O Conselho de Administração reunir-se-á ordinariamente de três em três meses e extraordinariamente sempre que necessário, obedecida a convocação por seu Presidente, por carta, telegrama, fax ou e-mail, com antecedência mínima de 72 horas, funcionando com a presença de maioria simples de seus membros.		Realocado para Arts. 24, 25 e seus parágrafos §2º, §4º, do Estatuto proposto
	Art. 24 O Conselho de Administração se reunirá ordinariamente 01 (uma) vez por mês e extraordinariamente sempre que necessário, conforme previsto no Art. 27 do presente Estatuto.	Realocado do Art. 14 do Estatuto Copel Holding 2017
	Art. 25 As reuniões do Conselho de Administração serão convocadas pelo seu Presidente, ou pela maioria dos conselheiros em exercício, mediante o envio de correspondência por meio físico ou eletrônico a todos os conselheiros, com a indicação dos assuntos a serem tratados.	Realocado do Art. 14 do Estatuto Copel Holding 2017
	§ 1º As convocações enviadas no endereço eletrônico do conselheiro serão consideradas válidas, sendo de sua responsabilidade a atualização de seu cadastro junto à Companhia.	Parágrafo do Modelo de Estatuto CCEE
	§ 2º As reuniões ordinárias deverão ser convocadas com antecedência mínima de 10 (dez) dias em relação à data da sua realização.	Realocado do Art. 14 do Estatuto Copel Holding 2017

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	§ 3º O Presidente do Conselho de Administração deverá zelar para que os conselheiros recebam individualmente, com a devida antecedência em relação à data da reunião, a documentação contendo as informações necessárias para permitir a discussão e deliberação dos assuntos a serem tratados, incluindo, quando for o caso, a proposta da Diretoria e as manifestações de caráter técnico e jurídico.	Parágrafo do Modelo de Estatuto CCEE
	§ 4º As reuniões do Conselho de Administração serão instaladas com a presença da maioria dos seus membros em exercício, cabendo a presidência dos trabalhos ao Presidente do Conselho de Administração ou, na sua falta, pelo conselheiro escolhido pela maioria dos seus pares.	Realocado do Art. 14 do Estatuto Copel Holding 2017 Redação proposta pelo BNDES
	Art. 26 Fica facultada, se necessária, a participação não presencial dos conselheiros nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o conselheiro que participar remotamente será considerado presente à reunião, e seu voto será considerado válido para todos os efeitos legais e incorporado à ata da referida reunião.	Artigo do Modelo de Estatuto CCEE
	Art. 27 Quando houver motivo de extrema urgência, formalmente justificado para os membros do Conselho de Administração, o Presidente do Conselho de Administração poderá convocar as reuniões extraordinárias a qualquer momento e desde que com antecedência mínima de 48 (quarenta e oito) horas para a sua realização, mediante o envio de correspondência por meio físico ou eletrônico ou por outro meio de comunicação a todos os conselheiros, ficando facultada a participação por audioconferência, videoconferência ou outro meio idôneo de manifestação de vontade do conselheiro ausente, cujo voto será considerado válido para todos os efeitos, sem prejuízo da posterior lavratura e assinatura da respectiva ata.	Artigo do Modelo de Estatuto CCEE
	Parágrafo Único. As demais reuniões extraordinárias poderão ser convocadas, na forma prevista no caput, com antecedência mínima de 72 (setenta e duas) horas, para assuntos que não são considerados de extrema urgência, mas que não podem aguardar a instalação da reunião	Realocado do Art. 14 do Estatuto Copel Holding 2017.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	ordinária para sua deliberação.	
Art. 15 Compete ao Conselho de Administração:		Realocado para Art. 30 do Estatuto proposto
I. fixar a orientação geral dos negócios da Companhia;		Realocado para Art. 30 inciso II do Estatuto proposto
II. eleger, destituir, aceitar renúncia, substituir Diretores da Companhia e fixar-lhes as atribuições, na forma do presente Estatuto Social;		Realocado para inciso I do Art. 30 do Estatuto proposto
III. fiscalizar a gestão dos Diretores, examinar livros, documentos e atos obrigacionais da Companhia, como facultado em Lei;		Realocado para inciso III do Art. 30 do Estatuto proposto
IV. convocar, por seu Presidente ou Secretário Executivo, a Assembleia Geral;		Realocado para inciso XXX do Art. 30 do Estatuto proposto
V. dirigir, aprovar e revisar o plano anual dos trabalhos de auditoria interna, dos processos de negócio e da gestão da Companhia;		Realocado para inciso VIII do Art. 30 do Estatuto proposto
VI. manifestar-se sobre o relatório da administração e as contas da Diretoria;		Realocado para inciso VII do Art. 30 do Estatuto proposto
VII. autorizar o lançamento e aprovar a subscrição de novas ações, na forma do §2º do artigo 4º deste Estatuto Social, fixando todas as condições de emissão;		Realocado para inciso XIII do Art. 30 do Estatuto proposto
VIII. estabelecer critérios para a alienação e/ou cessão em comodato de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido e receber relatório da Diretoria sempre que o valor acumulado dessas operações atingir 5% (cinco por cento), na forma do artigo 20, inciso IX, deste Estatuto Social;		Realocado para inciso XVII do Art. 30 Estatuto proposto
IX. escolher e destituir auditores independentes;		Realocado para inciso XXXVI do Art. 30 do Estatuto proposto
X. decidir sobre outros casos que lhe forem submetidos pela Diretoria ou determinados pela Assembleia Geral;		Realocado para inciso XLIV do Art. 30 do Estatuto proposto
XI. estabelecer critérios para a participação da Companhia em outras sociedades, recomendando a aprovação dessa participação pela Assembleia de acionistas quando for o caso, bem como fiscalizar as atividades pertinentes a tais participações;		Realocado para inciso XX do Art. 30 do Estatuto proposto

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
XII. deliberar sobre a organização das sociedades das quais a Companhia participe;		Realocado para inciso XX do Art. 30 do Estatuto proposto
XIII. deliberar sobre a cessação da participação da Companhia em outras sociedades;		Realocado para inciso XX do Art. 30 do Estatuto proposto
XIV. assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas base dos valores tarifários estabelecidos pelo poder concedente; e		Realocado para inciso XLV do Art. 30 do Estatuto proposto
XV. organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.		Realocado com ajuste de texto para Art. 29 do Estatuto proposto.
Parágrafo Único. Serão arquivadas no Registro do Comércio e publicadas as atas das reuniões do Conselho de Administração que contiverem deliberações destinadas a produzir efeitos perante terceiros.		Realocado para Parágrafo único do Art. 29 do Estatuto proposto
	Art. 28 O Conselho de Administração deliberará por maioria de votos dos presentes na reunião, prevalecendo, em caso de empate, a proposta que contar com o voto do conselheiro que estiver presidindo os trabalhos.	Realocado do Art. 14 do Estatuto Copel Holding 2017.
Art. 16 Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos e proferir, além do voto pessoal, o de qualidade. As licenças do Presidente serão concedidas pelo Conselho.		Realocado para Art. 31 do Estatuto proposto.
	Art. 29 As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio de acordo com regimento interno.	Realocado do Art. 15, inciso XV do Estatuto Copel Holding 2017.
	Parágrafo Único. Sempre que contiver deliberações destinadas a produzir efeitos perante terceiros, o extrato da ata será arquivado no registro do comércio e publicado na forma da legislação vigente, ressalvada a matéria de cunho sigiloso, a qual constará de documento em separado e não será dada publicidade.	Realocado do Parágrafo único do Art. 15 do Estatuto Copel Holding 2017.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	Atribuições	Modelo de Estatuto CCEE
	Art. 30 Além das atribuições previstas em lei, compete ainda ao Conselho de Administração:	Realocado do Art. 15 do Estatuto Copel Holding 2017.
	I eleger, destituir, aceitar renúncia, substituir os diretores da Companhia, fixando-lhes as atribuições;	Realocado do inciso II do Art. 15 do Estatuto Copel Holding 2017.
	II fixar a orientação geral dos negócios da Companhia, definindo objetivos e prioridades compatíveis com a área de atuação da Companhia e o seu objeto social, buscando o desenvolvimento com sustentabilidade;	Inciso do Modelo de Estatuto CCEE
	III fiscalizar a gestão dos diretores da Companhia, examinar, a qualquer tempo, os livros e papéis da Companhia, solicitar informações sobre contratos celebrados ou em via de celebração, e quaisquer outros atos;	Realocado do inciso III do Art. 15 do Estatuto Copel Holding 2017. Lei 6404/76, artigo 142, III.
	IV aprovar e acompanhar o plano de negócios, planejamento estratégico e de investimentos, contendo as diretrizes de ação, metas de resultado e índices de avaliação de desempenho, que deverão ser apresentados pela Diretoria;	Inciso do Modelo de Estatuto CCEE
	V aprovar e acompanhar planos e programas anuais e plurianuais, com indicação dos respectivos projetos;	Inciso do Modelo de Estatuto CCEE
	VI aprovar e acompanhar o orçamento empresarial de dispêndios e investimento da Companhia, com indicação das fontes e aplicações de recursos;	Inciso do Modelo de Estatuto CCEE
	VII manifestar-se sobre o relatório da administração e as contas da Diretoria;	Realocado dos incisos VI do Art. 15 do Estatuto Copel Holding 2017. Lei 6404/76 artigo 142, V,
	VIII aprovar o plano anual dos trabalhos de auditoria interna e discutir com a auditoria externa o seu plano de trabalho, com o apoio do Comitê de Auditoria Estatutário;	Realocado do inciso V do Art. 15 do Estatuto Copel Holding 2017.
	IX autorizar e homologar a contratação da auditoria independente, bem como a rescisão do respectivo contrato, por recomendação do Comitê de Auditoria Estatutário;	Realocado do inciso IX do Art. 15 do Estatuto Copel Holding 2017.
	X aprovar e homologar a contratação de outros serviços de seus auditores independentes, por recomendação do Comitê de Auditoria Estatutário, sempre que estes serviços tiverem remuneração global que	Regras da *Securities Exchange Commission - SEC* e do PCAOB

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	represente mais de 5% (cinco por cento) da remuneração dos serviços de auditoria independente;	
	XI aprovar aportes em investimentos societários que impliquem em aumento do patrimônio líquido da empresa investida;	Lei 13303/2016, art. 1º, §7º, IX.
	XII deliberar sobre o aumento do capital social dentro do limite autorizado por este Estatuto, fixando as respectivas condições de subscrição e integralização;	Deliberação Normativa CCEE nº 001/2018, Art. 17, inciso II.
	XIII autorizar o lançamento e aprovar a subscrição de novas ações, na forma do estabelecido neste Estatuto, fixando todas as condições de emissão;	Realocado do inciso VII do Art. 15 do Estatuto Copel Holding 2017.
	XIV fixar o limite máximo de endividamento da Companhia, podendo estipular prazo para seu atendimento observados os covenants existentes nos contratos já firmados pela Companhia;	Lei Estadual nº 8485/1987, art. 93, inciso II Redação proposta pelo BNDES.
	XV deliberar sobre a proposta de destinação dos resultados a ser apresentada à Assembleia Geral, observado o disposto na política de distribuição de dividendos e proventos;	Manual de Recomendações Estatutárias IBGC, Item 3.3. Redação proposta pelo BNDES.
	XVI autorizar a emissão de títulos, no mercado interno ou externo, para captação de recursos, na forma de debêntures não conversíveis em ações, notas promissórias, commercial papers, e outros, na forma da lei, observado o disposto no inciso XIV do Art. 30 do presente Estatuto;	Instrução CVM 566/2015, Art. 6° Redação proposta pelo BNDES.
	XVII autorizar as provisões contábeis em valor superior a 2% (dois por cento) do capital social da Companhia, mediante proposta da Diretoria;	Aderência à materialidade utilizada pela Copel para fins de SOX e controles internos.
	XVIII deliberar, por proposta da Diretoria, sobre a política de pessoal, incluindo a fixação do quadro, plano de cargos e salários, condições gerais de negociação coletiva, abertura de processo seletivo para preenchimento de vagas e programa de participação nos lucros e resultados;	Lei Estadual nº 8485/1987, art. 93, inciso VIII. Deliberação Normativa CCEE nº 001/2018, Art. 17, inciso VI.
	XIX autorizar previamente a celebração de quaisquer negócios jurídicos observados os limites previstos na legislação e regulamentação estadual vigentes, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações em geral, renúncia, transação e ainda a associação com	Deliberação Normativa CCEE nº 001/2018, Art. 6º.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	outras pessoas jurídicas;	
	XX deliberar, por proposta da Diretoria, sobre os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	Realocado dos incisos XI, XII e XIII do Art. 15 do Estatuto Copel Holding 2017.
	XXI definir os assuntos e valores para sua alçada decisória e da Diretoria;	Programa B3 Destaque em Governança das Estatais, art. 22.
	XXII aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;	Lei nº 13.303/2016, Art. 17, §1º.
	XXIII aprovar os regimentos internos da Diretoria, do Conselho de Administração e dos comitês estatutários, bem como o Código de Conduta e o Programa de Integridade da Companhia, e eventuais alterações;	Lei nº 13.303/2016, Art. 10.
	XXIV aprovar o Relatório de Sustentabilidade da Companhia;	Lei nº 13.303/2016, Art. 8, inciso IX.
	XXV aprovar o regulamento de licitações da Companhia e suas alterações;	Lei nº 13.303/2016, §3º do art. 29
	XXVI aprovar as políticas e suas respectivas alterações, voltadas a: a) gerenciamento de riscos; b) transações com partes relacionadas; c) negociação de ações de emissão própria; d) divulgação de informações e fatos relevantes; e) sustentabilidade; f) distribuição de dividendos e proventos; g) governança corporativa; h) integridade; i) gestão de pessoas; j) porta-vozes; k) avaliação anual de desempenho, individual e coletivo, dos órgãos estatutários ("Política de Avaliação"); e l) indicação para compor os órgãos estatutários	Lei nº 13.303/2016, Art. 18, inciso II, III

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	("Política de Indicação").	
	XXVII aprovar e subscrever carta anual de políticas públicas divulgando-a ao público juntamente com a carta anual de governança corporativa, na forma da lei;	Lei nº 13.303/2016, art. 8, incisos I e VIII.
	XXVIII aprovar as transações entre partes relacionadas, observada as políticas de transação com partes relacionadas e de gerenciamento de riscos, com o suporte do Comitê de Auditoria Estatutário;	Lei nº 13.303/2016, Art. 18, inciso I. Redação proposta pelo BNDES.
	XXIX manifestar-se previamente sobre qualquer proposta da Diretoria ou assunto a ser submetido à Assembleia Geral;	Realocado do inciso X do Art. 15 do Estatuto Copel Holding 2017.
	XXX convocar a Assembleia Geral quando julgar conveniente ou nas hipóteses previstas nos termos da legislação vigente;	Realocado do inciso IV do Art. 15 do Estatuto Copel Holding 2017.
	XXXI exercer as funções normativas das atividades da Companhia, podendo avocar para si qualquer assunto que não se compreenda na competência privativa da Assembleia Geral ou da Diretoria;	Realocado para Inciso proposto (Padrão CCEE)
	XXXII conceder licença ao Diretor Presidente da Companhia e ao Presidente do Conselho de Administração;	Inciso do Modelo de Estatuto CCEE
	XXXIII constituir comitês não remunerados para seu assessoramento com atribuições específicas de análise e recomendação sobre determinadas matérias;	Inciso do Modelo de Estatuto CCEE Redação proposta pelo BNDES.
	XXXIV nomear e destituir os membros dos comitês de assessoramento ao Conselho de Administração;	Inciso do Modelo de Estatuto CCEE
	XXXV solicitar auditoria interna periódica sobre as atividades da entidade fechada de previdência complementar que administra plano de benefícios da Companhia;	Inciso do Modelo de Estatuto CCEE
	XXXVI nomear e destituir, após recomendação do Comitê de Auditoria Estatutário, o titular da Auditoria Interna, bem como os auditores independentes, resguardado o direito de veto, devidamente fundamentado, dos conselheiros eleitos por votação em separado, na forma da Lei Federal nº 6.404/1976;	Inciso do Modelo de Estatuto CCEE
	XXXVII aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes	Lei nº 13.303/2016, art. 18, inciso I.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	interessadas e código de conduta dos agentes;	
	XXXVIII implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;	Lei nº 13.303/2016, art. 18, II
	XXXIX analisar, a partir de reporte direto do diretor responsável pela área de compliance, as situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada;	Inciso do Modelo de Estatuto CCEE Redação proposta pelo BNDES.
	XL realizar avaliação anual de seu desempenho;	Lei nº 13.303/2016, art. 13, inciso III.
	XLI avaliar anualmente o desempenho individual e coletivo dos Administradores e dos membros de comitês estatutários, observando os dispositivos da Lei Federal nº 13.303/2016, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;	Lei nº 13.303/2016, art. 13, inciso III.
	XLII aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria;	Lei nº 13.303/2016, art. 23.
	XLIII promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia;	Lei nº 13.303/2016, art. 23, o §2º.
	XLIV deliberar sobre os casos omissos deste Estatuto, em conformidade com as disposições legais aplicáveis; e	Inciso do Modelo de Estatuto CCEE
	XLV assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas	Contrato de Concessão 46/1999 da Copel Distribuição – 5º Termo Aditivo

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	datas-bases dos valores tarifários estabelecidos pelo poder concedente.	
	Parágrafo Único. Poderá o Conselho de Administração designar à Diretoria a aprovação dos negócios jurídicos de sua competência, em limite de alçada que definir, ressalvada a competência privativa prevista em lei.	Parágrafo do Modelo de Estatuto CCEE Redação proposta pelo BNDES.
	Art. 31 Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos, bem como coordenar o processo de avaliação de desempenho de cada conselheiro, do órgão colegiado e comitês estatutários, nos termos do presente Estatuto.	Ajuste no texto e realocado do Art. 16 do Estatuto Copel Holding 2017.
SEÇÃO III - DA DIRETORIA	**SEÇÃO II - DIRETORIA**	Renumerada e com ajuste de texto.
	Composição, mandato e atribuição	Modelo de Estatuto CCEE
	Art. 32 A Diretoria é o órgão executivo de administração e representação, cabendo-lhe assegurar o funcionamento regular da Companhia, em conformidade com a orientação geral traçada pelo Conselho de Administração.	Artigo do Modelo de Estatuto CCEE
Art. 17 A Companhia terá uma Diretoria composta de 06 (seis) Diretores com funções executivas, todos residentes no País, brasileiros ou maioria de brasileiros, eleitos e destituíveis pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.	**Art. 33** A Diretoria será composta por 06 (seis) diretores membros, todos residentes no País, eleitos pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.	Lei nº 6404/1976, Art. 143. Deliberação Normativa CCEE nº 001/2018, Art. 20.
Parágrafo Único. As atribuições individuais de cada diretor serão fixadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.		Realocado para §1º do Art. 35 do Estatuto proposto
Art. 18 Nos casos de impedimento temporário ou licença de qualquer membro da Diretoria, o Diretor Presidente poderá designar, para substituí-lo, outro Diretor.		Realocado para o §1º do Art. 37 do Estatuto proposto.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
Art. 19 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar um substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.		Realocado para Art. 38 do Estatuto proposto
	§ 1º É condição para investidura em cargo de diretoria da Companhia a assunção de compromisso com metas e resultados específicos a serem alcançados, que deverá ser aprovado pelo Conselho de Administração, a quem incumbe fiscalizar seu cumprimento.	Lei nº 13.303/2016, art. 23.
	§ 2º A Diretoria deverá apresentar, até a última reunião ordinária do Conselho de Administração do ano anterior, a quem compete sua aprovação:	Lei nº 13.303/2016, art. 23, §1º.
	I plano de negócios para o exercício anual seguinte; e	Lei nº 13.303/2016, art. 23, §1º, inciso I.
	II estratégia de longo prazo atualizada com análise de riscos e oportunidades para, no mínimo, os próximos 05 (cinco) anos.	Lei nº 13.303/2016, art. 23, §1º, inciso II.
Art. 20 São atribuições e deveres da Diretoria:		Realocado para Art. 42 do Estatuto proposto
I. gerir todos os negócios da Companhia, a fim de se buscar o desenvolvimento com sustentabilidade, para o que ficará investida de todos os poderes que a legislação e este Estatuto Social lhe conferem, considerando-se a Companhia obrigada pela assinatura conjunta de 02 (dois) Diretores, sendo um deles o Presidente;		Realocado para inciso I do Art. 42 do Estatuto proposto
II. organizar o regulamento dos serviços internos da Companhia;		Excluído. Previsto no Regimento Interno da Diretoria
III. determinar a orientação dos trabalhos e negócios da Companhia, ouvindo o Conselho de Administração, quando couber;		Realocado para Art. 34, VI do Estatuto proposto
IV. decidir sobre a criação e extinção de cargo ou função, fixar remunerações e organizar o Regulamento do Pessoal da Companhia;		Excluído. Previsto na atribuição do Diretor de Gestão Empresarial da Companhia

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
V. distribuir e aplicar o lucro apurado na forma estabelecida neste Estatuto Social;		Realocado para o Capítulo VIII
VI. cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;		Realocado para inciso II do Art. 42 do Estatuto proposto
VII. resolver os casos extraordinários, inclusive questões de conflitos de interesses entre Diretorias;		Realocado para inciso IX do Art. 34 do Estatuto proposto
VIII. resolver todos os negócios da Companhia que não forem da competência privativa da Assembleia Geral ou do Conselho de Administração;		Realocado para inciso IV, alínea d do Art. 42 do Estatuto proposto
IX. recomendar ao Conselho de Administração a aquisição de bens imóveis, assim como a alienação, cessão em comodato ou oneração de quaisquer bens pertencentes ao patrimônio da Companhia e a prestação de garantias, quando tais operações forem de valor superior a 2% (dois por cento) do patrimônio líquido e deliberar quando forem de valor inferior a esse limite, além de encaminhar relatório a todos os membros do Conselho de Administração e do Conselho Fiscal sempre que o valor acumulado dessas operações atingir 5% (cinco por cento);		Ajuste no texto e realocado para §2º do Art. 35 do Estatuto proposto
X. fazer-se presente, através de seu Presidente ou Diretor por ele designado, à Assembleia Geral Ordinária;		Realocado para Art. 9° e art. 34, II do Estatuto proposto
XI. conceder licença a seus membros;		Realocado para inciso VIII Art. 34 do Estatuto proposto
XII. negociar e firmar instrumentos de gestão com as sociedades referidas no §5º deste artigo;		Realocado para inciso VIII do Art. 42 do Estatuto proposto
XIII. indicar os diretores e os membros dos conselhos de administração e dos conselhos fiscais das sociedades previstas no §5º deste artigo, e em todas aquelas em que a Companhia ou suas Subsidiárias Integrais tenham ou venham a ter participação societária;		Realocado para inciso IX do Art. 42 do Estatuto proposto
XIV. deliberar sobre a participação da Companhia em novos empreendimentos, participações em leilões e exploração de quaisquer fontes de energia e submetê-las ao Conselho de Administração, quando for o caso, conforme competência estabelecida no inciso XI do artigo 15 deste Estatuto Social; e		Realocado para alínea d) do inciso III do Art. 42 do Estatuto proposto
XV. promover a adoção de medidas que visem integração e sinergia entre as diversas áreas da Companhia e de		Realocado para §3º do Art. 35 do Estatuto proposto

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
suas Subsidiárias Integrais.		
§1º Poderá qualquer dos Diretores representar individualmente a Companhia, na celebração de convênios e em operações de comodato, locação e aquisição de bens e serviços, observadas normas internas aprovadas pela Diretoria, facultando-se-lhes, para tanto, constituir mandatários dentre empregados da Companhia.		Realocado para o §4º do Art. 42 e parágrafo único do art. 43.
§2º A Companhia poderá constituir procuradores com poderes especiais e expressos para atos e operações especificados, e bem assim procuradores com poderes "ad negotia" para assinar quaisquer documentos de responsabilidade da Companhia, especificada no instrumento a duração do mandato.		Realocado para Art. 44 do Estatuto proposto
§3º Sem prejuízo do disposto no art. 21, inciso III, deste Estatuto Social, a representação da Companhia em juízo, em depoimento pessoal, poderá também ser exercida por advogado ou por outro empregado designado pelo Diretor Presidente.		Realocado para Art. 34 e Art. 44 Estatuto proposto
§4º As deliberações da Diretoria serão tomadas por maioria de votos dos Diretores com funções executivas. Se, porém, da deliberação tomada divergir o Diretor Presidente, poderá este, sustando os efeitos daquela, apelar, em 05 (cinco) dias, para o Conselho de Administração.		Realocado para Art. 39, §1º do Estatuto proposto
§5º As atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência da Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:		Realocado para inciso XI do Art. 42 do Estatuto proposto
a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;		Realocado para alínea a do inciso XI do Art. 42 do Estatuto proposto
b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e		Realocado para alínea b do inciso XI do Art. 42 do Estatuto proposto
c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.		Realocado para alínea c do inciso XI do Art. 42 do Estatuto proposto

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
§6º O Conselho de Administração das Subsidiárias Integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva Subsidiária Integral e 01 (um) Diretor da Companhia.		Realocado para Parágrafo único do Art. 18 do Estatuto proposto
§7º Os Diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de Conselho de Administração das subsidiárias integrais.		Realocado para §4º do Art. 35 do Estatuto proposto
Art. 21 Compete ao **Diretor Presidente:**	**Art. 34** São atribuições do Diretor Presidente:	Renumerado e com ajuste no texto.
I. dirigir e coordenar os trabalhos da Diretoria;	**I** dirigir e coordenar a Companhia;	Ajuste no texto com incorporação do inciso II do Art. 34 Estatuto proposto
II. superintender e dirigir os negócios da Companhia;		Incorporado ao inciso I do Art. 34 Estatuto proposto
III. representar a Companhia, ativa e passivamente, em Juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o disposto neste estatuto;	**II** representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o Art. 44 do presente Estatuto;	Ajuste de texto
IV. representar a Companhia de modo geral, em suas relações com terceiros, em Assembleias Gerais de acionistas das sociedades controladas e/ou coligadas, podendo para tal indicar um Diretor ou constituir um procurador, bem como designar e autorizar prepostos;		Realocado para o Art. 44 do Estatuto proposto
	III dirigir e coordenar os assuntos relacionados ao planejamento e desempenho empresarial;	Inciso do Modelo de Estatuto CCEE
	IV zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	Realocado do inciso VI do Art. 21 do Estatuto Copel Holding 2017.
	V apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	Realocado do inciso VIII do Art. 21 do Estatuto Copel Holding 2017.
	VI dirigir e coordenar os trabalhos da Diretoria;	Realocado do inciso I do Art. 21 do Estatuto Copel Holding 2017.
V. convocar e presidir as reuniões da Diretoria;	**VII** convocar e presidir as reuniões da Diretoria;	Realocado do inciso V do Art. 21 do Estatuto Copel Holding 2017.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
VI. zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;		Realocado para inciso IV do Art. 34 do Estatuto proposto
	VIII conceder licença aos demais membros da Diretoria; e	Realocado do inciso XI do Art. 20 do Estatuto Copel Holding 2017.
	IX resolver questões de conflito de interesse ou conflito de competência entre Diretorias.	Realocado do inciso VII do Art. 20 do Estatuto Copel Holding 2017.
VII. assinar os documentos de responsabilidade da Companhia, observado o disposto neste estatuto;		Realocado para Art. 44, incisos I e II do Estatuto proposto
VIII. apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;		Realocado para Art. 34 inciso V do Estatuto proposto
	Art. 35 São atribuições dos demais diretores:	Realocado do Art. 20 do Estatuto Copel Holding 2017.
	I gerir as atividades da sua área de atuação;	Inciso do Modelo de Estatuto CCEE
	II participar das reuniões de Diretoria, concorrendo para a definição das políticas a serem seguidas pela Companhia e relatar os assuntos da sua respectiva área de atuação; e	Inciso do Modelo de Estatuto CCEE
	III cumprir e fazer cumprir a orientação geral dos negócios da Companhia, estabelecida pelo Conselho de Administração na gestão de sua área específica de atuação.	Inciso do Modelo de Estatuto CCEE
	§ 1º As demais atribuições individuais dos diretores serão fixadas em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.	Realocado do Parágrafo único do Art. 17 do Estatuto Copel Holding 2017.
	§ 2º A competência da Diretoria para celebrar quaisquer negócios jurídicos incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, renúncia, transação e a assunção de obrigações em geral deverá observar os limites previstos na legislação e regulamentação estadual vigentes e os limites de alçada definidos em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.	Realocado do inciso IX do Art. 20 do Estatuto Copel Holding 2017.
	§ 3º Além das atribuições estabelecidas neste Estatuto, compete a cada diretor assegurar a cooperação e o apoio aos demais diretores no âmbito de suas respectivas	Realocado do inciso XV do Art. 20 do Estatuto Copel Holding 2017.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	competências, visando à consecução dos objetivos e interesses da Companhia.	
	§ 4º Os diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de administração das subsidiárias integrais e controladas.	Realocado do §7º do Art. 20 do Estatuto Copel Holding 2017.
	Art. 36 A Companhia terá uma área responsável pela verificação de cumprimento de obrigações e gestão de riscos, que se reportará diretamente ao Diretor Presidente e será liderada por diretor estatutário, nos termos da Lei Federal 13.303/2016, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, dentre outras definidas no Regimento Interno da Diretoria.	Lei 13.303, Art. 9º, §2º e 4º Redação proposta pelo BNDES.
	§ 1º O diretor responsável pela referida área poderá se reportar diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	Lei 13.303, Art. 9º, §2º e 4º Redação proposta pelo BNDES
	§ 2º Para o exercício de suas atribuições, a área terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.	Lei 13.303, Art. 9º, §2º e 4º Redação proposta pelo BNDES.
	Vacância e substituições	Modelo de Estatuto CCEE
	Art. 37 Nas vacâncias, ausências ou impedimentos temporários de qualquer diretor, o Diretor Presidente designará outro membro da Diretoria para acumular as funções.	Realocado do Art. 18 do Estatuto Copel Holding 2017.
	§ 1º Nas suas ausências e impedimentos temporários, o Diretor Presidente será substituído pelo diretor por ele indicado e, se não houver indicação, os demais diretores elegerão, no ato, seu substituto.	Parágrafo do Modelo de Estatuto CCEE
	§ 2º Os diretores não poderão se afastar do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença médica ou nas hipóteses autorizadas pelo Conselho de Administração.	Parágrafo do Modelo de Estatuto CCEE

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	§ 3º Os diretores poderão solicitar ao Conselho de Administração afastamento por licença não remunerada, desde que por prazo não superior a 03 (três) meses, a qual deverá ser registrada em ata.	Parágrafo do Modelo de Estatuto CCEE
	Art. 38 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar 01 (um) substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	Realocado do Art. 19 do Estatuto Copel Holding 2017.
	SEÇÃO III - DIRETORIA REUNIDA (REDIR)	Modelo de Estatuto CCEE
	Funcionamento	Modelo de Estatuto CCEE
	Art. 39 A Diretoria se reunirá quinzenalmente de forma ordinária e extraordinariamente sempre que necessário, por convocação do Diretor Presidente ou de outros 02 (dois) diretores quaisquer.	Padrão do Modelo de Estatuto CCEE
	§ 1º As reuniões da Diretoria serão instaladas pela presença da maioria dos diretores em exercício, considerando-se aprovada a matéria que obtiver a concordância da maioria dos presentes; no caso de empate, prevalecerá a proposta que contar com o voto do Diretor Presidente.	Padrão do Modelo de Estatuto CCEE
	§ 2º A cada diretor presente conferir-se-á o direito a 01 (um) único voto, mesmo na hipótese de eventual acumulação de funções de diretores. Não será admitido o voto por representação.	Padrão do Modelo de Estatuto CCEE
	§ 3º As deliberações da Diretoria constarão de ata lavrada em livro próprio e assinada por todos os presentes.	Padrão do Modelo de Estatuto CCEE
	Art. 40 Fica facultada, se necessária, a participação não presencial dos diretores, nas reuniões ordinárias e extraordinárias, por audioconferência ou videoconferência, que possa assegurar a participação efetiva e a autenticidade do seu voto. Nesta hipótese, o diretor que participar remotamente será considerado presente à	Padrão do Modelo de Estatuto CCEE

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	reunião, e seu voto válido para todos os efeitos legais e incorporado à ata da referida reunião.	
	Art. 41 As reuniões da Diretoria serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio.	Padrão do Modelo de Estatuto CCEE
	Atribuições	Modelo de Estatuto CCEE
	Art. 42 Além das atribuições definidas em lei, compete à Diretoria Reunida:	Realocado do Art. 20 do Estatuto Copel Holding 2017.
	I gerir os negócios da Companhia de forma sustentável, considerando os fatores econômicos, sociais, ambientais, de mudança do clima e de governança corporativa, bem como os riscos e oportunidades relacionados, em todas as atividades sob sua responsabilidade;	Realocado do inciso I do Art. 20 do Estatuto Copel Holding 2017.
	II cumprir e fazer cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	Realocado do inciso VI do Art. 20 do Estatuto Copel Holding 2017.
	III elaborar e submeter à aprovação do Conselho de Administração:	Padrão do Modelo de Estatuto CCEE
	a) as bases e diretrizes para a elaboração do plano estratégico, bem como dos programas anuais e plurianuais;	Alínea do Modelo de Estatuto CCEE
	b) o plano estratégico contendo planos plurianuais e programas anuais de dispêndios e de investimentos, com seus respectivos projetos, metas de resultado e índices de avaliação de desempenho;	Alínea do Modelo de Estatuto CCEE
	c) o orçamento da Companhia, com a indicação das fontes e aplicações dos recursos bem como suas alterações;	Alínea do Modelo de Estatuto CCEE
	d) os projetos de investimento em novos negócios, participações em novos empreendimentos, bem como sobre a participação em outras sociedades, aprovação da constituição, encerramento ou alteração de quaisquer sociedades, empreendimentos ou consórcios;	Realocado do inciso XIV do Art. 20 do Estatuto Copel Holding 2017.
	e) a avaliação do resultado de desempenho das atividades da Companhia;	Alínea do Modelo de Estatuto CCEE
	f) trimestralmente, os relatórios da Companhia acompanhados das demonstrações financeiras;	Alínea do Modelo de Estatuto CCEE

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	g) anualmente, o relatório da administração, acompanhado do balanço patrimonial e demais demonstrações financeiras e respectivas notas explicativas, com o parecer dos auditores independentes e a proposta de destinação do resultado do exercício;	Alínea do Modelo de Estatuto CCEE
	h) proposta relacionada à política de pessoal; e	Alínea do Modelo de Estatuto CCEE
	i) o Regimento Interno da Diretoria, regulamentos e políticas gerais da Companhia.	Alínea do Modelo de Estatuto CCEE
	IV aprovar:	Inciso do Modelo de Estatuto CCEE
	a) os critérios de avaliação técnico-econômica para os projetos de investimentos, com os respectivos planos de delegação de responsabilidade para sua execução e implantação;	Alínea do Modelo de Estatuto CCEE
	b) o plano de contas contábil;	Alínea do Modelo de Estatuto CCEE
	c) o plano anual de seguros da Companhia; e	Alínea do Modelo de Estatuto CCEE
	d) residualmente, dentro dos limites estatutários e regimentais, tudo o que se relacionar com atividades da Companhia e que não seja de competência privativa do Diretor Presidente, do Conselho de Administração ou da Assembleia Geral, observadas as recomendações do Comitê de Auditoria Estatutário.	Alínea do Modelo de Estatuto CCEE
	V autorizar, observados os limites e as diretrizes fixadas pela lei e pelo Conselho de Administração:	Inciso do Modelo de Estatuto CCEE
	a) atos de renúncia ou transação judicial ou extrajudicial, para por fim a litígios ou pendências, podendo fixar limites de valor para a delegação da prática desses atos pelo Diretor Presidente ou qualquer outro diretor; e	Alínea do Modelo de Estatuto CCEE
	b) celebração de quaisquer negócios jurídicos observados os limites previstos nos regimentos internos da Companhia, bem como na legislação vigente aplicável, sem prejuízo da competência atribuída pelo Estatuto ao Conselho de Administração, incluindo a aquisição, alienação ou oneração de ativos, a obtenção de empréstimos e financiamentos, a assunção de obrigações	Alínea do Modelo de Estatuto CCEE

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	em geral e ainda a associação com outras pessoas jurídicas.	
	VI propor as políticas e o Código de Conduta da Companhia, assegurando o cumprimento desses no âmbito de sua atuação, em conformidade com o disposto na Lei Federal nº 13.303/2016 e demais legislações aplicáveis;	Lei nº 13.303/2016, art.14, inciso I; art. 9º.
	VII definir as premissas para constituição das estruturas organizacionais da Companhia, de suas subsidiárias integrais e das sociedades de propósito específico integrais;	Inciso do Modelo de Estatuto CCEE
	VIII negociar e firmar instrumentos de gestão entre a Companhia, suas subsidiárias integrais e sociedades de propósito específico integrais;	Realocado do inciso XII do Art. 20 do Estatuto Copel Holding 2017.
	IX indicar os representantes da Companhia nos órgãos estatutários das sociedades em que esta ou suas subsidiárias integrais tenham ou venham a ter participação direta ou indireta;	Realocado do inciso XIII do Art. 20 do Estatuto Copel Holding 2017.
	X definir e acompanhar o cumprimento de diretrizes e políticas da Companhia nas suas subsidiárias integrais, nas sociedades direta ou indiretamente controladas e, no caso das participações minoritárias diretas ou indiretas, fiscalizar as práticas de governança e o controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes;	Lei nº 13.303/2016, Art. 1º, §7º e Art. 6º.
	XI as atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência de Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:	Realocado do §5º do Art. 20 do Estatuto Copel Holding 2017.
	a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;	Realocado da alínea a) do §5º do Art. 20 do Estatuto Copel Holding 2017.
	b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e	Realocado da alínea b) do §5º do Art. 20 do Estatuto Copel Holding 2017.
	c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos	Realocado da alínea c) do §5º do Art. 20 do Estatuto Copel Holding 2017.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	de gestão.	
	XII autorizar a abertura, instalação, transferência e a extinção de filiais, dependências, escritórios, representações ou quaisquer outros estabelecimentos.	Lei nº 13.303/2016, Art. 2º, §2º Lei nº 12.355/1998, Art. 1º
	§ 1º Respeitadas as normas aplicáveis, as atividades relativas à gestão das sociedades nas quais a Companhia e suas subsidiárias integrais detêm participação acionária poderão ser executadas por outra subsidiária integral indicada pela Diretoria, observado o dever daquelas de fiscalização com base em práticas de governança e controle proporcionais à relevância, à materialidade e aos riscos do negócio do qual são partícipes	Adaptação à prática da Copel para possibilitar que uma SI possa gerir ativos e participações de outra Redação proposta pelo BNDES. Lei 13.303/16 – Art 1º e 7º.
	§ 2º Observadas as normas aplicáveis e mediante regulamentação da Diretoria, as atividades relativas à comercialização de produtos e serviços, incluindo a energia adquirida de terceiros e a gerada por subsidiária integral da Copel, serão executadas por sociedade na qual a Companhia participe e que detenha tal objeto social específico.	Adaptação à prática da Copel para criação da Copel Comercialização
	§ 3º As subsidiárias integrais e suas controladas concederão à Copel Comercialização S.A., por meio de cláusula em seus respectivos estatutos sociais, mandato com poderes específicos para a comercialização de energia adquirida de terceiros e a gerada por subsidiária integral da Copel, respeitando-se os critérios e limites da legislação e da regulação aplicável, responsabilizando-se o(s) representante(s) legal(is) da mandatária pelo integral cumprimento dos poderes outorgados, nos termos da Lei Federal nº 10.406/2002.	Adaptação à prática da Copel para criação da Copel Comercialização
	§ 4º A Diretoria poderá designar aos demais níveis gerenciais da Companhia, a competência para atuar sobre determinadas matérias no que concerne aos limites de competência individuais atribuídos aos diretores, bem como a assinatura de contratos, convênios, termos de cooperação, enfim, qualquer instrumento que gere obrigação para a Companhia, desde que previamente aprovados dentro dos limites ora estabelecidos.	Realocado do §1º do Art. 20 do Estatuto Copel Holding 2017.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 32/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	Art. 43 O Regimento Interno da Diretoria irá detalhar as atribuições individuais de cada diretor, assim como poderá condicionar a prática de determinados atos compreendidos nas áreas de competência específica à prévia autorização da Diretoria Reunida.	Realocado do Parágrafo único do Art. 17 do Estatuto Copel Holding 2017.
	Representação da Companhia	Modelo de Estatuto CCEE
	Art. 44 A Companhia obriga-se perante terceiros:	Manual de Recomendações Estatutárias IBGC, Item 7.10.
	I pela assinatura de 02 (dois) diretores, sendo 01 (um) necessariamente o Diretor Presidente ou o diretor responsável pela área financeira, e o outro, o diretor com atribuições da área respectiva a que o assunto se referir;	Inciso do Modelo de Estatuto CCEE
	II pela assinatura de 01 (um) diretor e 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato;	Inciso do Modelo de Estatuto CCEE
	III pela assinatura de 02 (dois) procuradores, conforme os poderes constantes do respectivo instrumento de mandato;	Inciso do Modelo de Estatuto CCEE
	IV pela assinatura de 01 (um) procurador, conforme os poderes constantes do respectivo instrumento de mandato, nesse caso exclusivamente para a prática de atos específicos.	Inciso do Modelo de Estatuto CCEE
	§ 1º Os instrumentos de mandato serão outorgados com prazo determinado de validade e especificarão os poderes conferidos; apenas as procurações para o foro em geral terão prazo indeterminado.	Parágrafo do Modelo de Estatuto CCEE
	§ 2º Na hipótese descrita no inciso III do Art. 44 do presente Estatuto, os instrumentos de mandato deverão ser assinados por 02 (dois) membros da Diretoria.	Parágrafo do Modelo de Estatuto CCEE
	§ 3º Os instrumentos de mandato especificarão expressamente os poderes especiais, os atos ou as operações outorgadas, dentro dos limites dos poderes dos diretores que os outorgam, bem como a duração do mandato por prazo determinado de validade, vedado o substabelecimento, salvo na hipótese de procuração para fins de representação judicial da Companhia, que poderá ser por prazo indeterminado e com possibilidade de substabelecimento nas condições delimitadas no referido	Parágrafo do Modelo de Estatuto CCEE

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 33/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	instrumento.	
	§ 4º Poderá qualquer dos diretores representar individualmente a Companhia, quando o ato a ser praticado impuser representação singular e nos casos em que o uso da assinatura eletrônica impossibilite que duas ou mais pessoas assinem o mesmo documento, mediante autorização da Diretoria Reunida.	Parágrafo do Modelo de Estatuto CCEE
	§ 5º Quando o instrumento de mandato tiver por objeto a prática de ato que depender de prévia autorização da Diretoria ou do Conselho de Administração, somente poderá ser outorgado após essa autorização, que deverá ser mencionada em seu texto.	Parágrafo do Modelo de Estatuto CCEE
	CAPÍTULO V - COMITÊS ESTATUTÁRIOS	Modelo de Estatuto CCEE
	Art. 45 A Companhia contará com o Comitê de Auditoria Estatutário e o Comitê de Indicação e Avaliação.	Lei nº 13.303/2016, art.9º
	Parágrafo Único. Qualquer comitê remunerado deverá ser estatutário, sendo necessária, para sua criação, a reforma do Estatuto Social pela Assembleia Geral.	Proposta BNDES – Lei 6404/76. Art. 139
SEÇÃO IV - DAS NORMAS COMUNS AOS MEMBROS DO CONSELHO DE ADMINISTRAÇÃO E AOS MEMBROS DA DIRETORIA		Renumerado e realocado para o CAPÍTULO VIII do Estatuto proposto.
Art. 22 Os administradores apresentarão, no início e no fim da gestão, declaração de bens na forma da Lei.		Renumerado e realocado para o §2º do Art. 58 do Estatuto proposto.
Art. 23 A remuneração dos Administradores será fixada anualmente pela Assembleia Geral Ordinária, podendo ser alterada por decisão da Assembleia Geral Extraordinária.		Renumerado e realocado para o Art. 70 do Estatuto proposto.
Art. 24 Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.		Renumerado e realocado para o §2º do Art. 19 do Estatuto proposto.
Art. 25 Os membros do Conselho de Administração e da Diretoria serão investidos em seus respectivos cargos mediante assinatura de "Termo de Posse", em livro próprio, e de "Termo de Anuência dos Administradores" a que se refere o "Regulamento do Nível 1" da BM&FBOVESPA.		Renumerado e realocado para o Art. 58 do Estatuto proposto, com ajuste na redação.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 34/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
SEÇÃO V - DO COMITÊ DE AUDITORIA ESTATUTÁRIO	**SEÇÃO I - COMITÊ DE AUDITORIA ESTATUTÁRIO (CAE)**	Realocado Estatuto Copel Holding 2017. Lei nº 13.303/2016, art.9º, inciso III.
Art. 26 O Comitê de Auditoria Estatutário é o órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	**Art. 46** O Comitê de Auditoria Estatutário é órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Realocado do Art. 26 do Estatuto Copel Holding 2017.
Art. 27 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.	**Art. 47** O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.	Realocado do Art. 27 do Estatuto Copel Holding 2017. Lei nº 13.303/2016, art.24
Art. 28 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por Regimento Interno específico.	**Art. 48** As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por regimento interno específico, o qual será aprovado pelo Conselho de Administração.	Realocado do Art. 28 do Estatuto Copel Holding 2017. Lei nº 13.303/2016, art.24 e 25 Redação proposta pelo BNDES.
§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu Presidente, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.	**§ 1º** Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu presidente, dentre seus membros independentes, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.	Realocado do §1º do Art. 28 do Estatuto Copel Holding 2017. Lei nº 13.303/2016, art.24 e 25 Redação proposta pelo BNDES.
§ 2º O Comitê de Auditoria Estatutário será composto por 3 (três) ou 5 (cinco) membros e se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação.	**§ 2º** O Comitê de Auditoria Estatutário será composto por 05 (cinco) membros do Conselho de Administração, eleitos e destituíveis por tal órgão, todos com prazo de mandato unificado de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, observados os seguintes parâmetros:	Realocado do §2º do Art. 28 do Estatuto Copel Holding 2017. Redação proposta pelo BNDES. Lei 13.303/16 – Art. 25 Lei nº 13.303/2016, art.13, VI (mandato do CAD)
	I no mínimo, 03 (três) membros independentes do Conselho de Administração nos termos da Lei Federal nº 13.303/2016; e	Redação proposta pelo BNDES. Lei 13.303/16 – Art. 25
§ 3º Pelo menos um dos membros do Comitê de Auditoria Estatutário deve ter obrigatoriamente experiência profissional reconhecida em assuntos de contabilidade societária.	**II** no mínimo, 01 (um) membro com experiência profissional reconhecida em assuntos de contabilidade societária, auditoria e finanças, que o caracterize como "especialista financeiro" nos termos da legislação vigente.	Realocado do §3º do Art. 28 do Estatuto Copel Holding 2017. Redação proposta pelo BNDES. Lei nº 13.303/2016, art. 25, §2º.
	§ 3º Os membros do Comitê de Auditoria Estatutário deverão observar as condições mínimas impostas pela Lei Federal nº 13.303/2016 para ocupar o referido cargo.	Realocado do §3º do Art. 28 do Estatuto Copel Holding 2017. Redação proposta pelo BNDES. Lei nº 13.303/2016, art. 25, §1º.
	§ 4º O Comitê de Auditoria Estatutário se reunirá no mínimo bimestralmente ou quando necessário, de modo	Realocado do §2º do Art. 28 do Estatuto Copel Holding 2017.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 35/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	que as informações contábeis sejam sempre apreciadas antes de sua divulgação e, decidirá por maioria de votos, com registro em ata a ser publicada no website da Companhia.	Redação proposta pelo BNDES. Lei nº 13.303/2016, art.24, §3º. Programa Destaque Governança B3.
Art. 29 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	**Art. 49** É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Realocado do Art. 29 do Estatuto Copel Holding 2017. Lei nº 13.303/2016, art. 24, §7º
CAPÍTULO IV - DO CONSELHO FISCAL		Realocado para o CAPÍTULO VI
Art. 30 A Companhia terá um Conselho Fiscal composto de 05 (cinco) membros efetivos e 05 (cinco) suplentes, acionistas ou não, eleitos anualmente pela Assembleia Geral.		Realocado para o Art. 53, com ajuste de texto.
Art. 31 O Conselho Fiscal funcionará permanentemente e se reunirá quando convocado por seu Presidente.		Realocado para o Art. 52, com ajuste de texto.
Parágrafo Único. O Presidente do Conselho Fiscal será eleito por seus pares.		Realocado para o § 2º do Art. 52, com ajuste de texto.
Art. 32 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia que os eleger, observado o mínimo legal.		Realocado para o Art. 56.
Art. 33 O Conselho Fiscal funcionará com as atribuições e competências, deveres e responsabilidades estabelecidos em Lei.		Realocado para o § 1º do Art. 53, com ajuste de texto.
CAPÍTULO V - DA ASSEMBLEIA GERAL		Realocado para CAPÍTULO III do Estatuto proposto
Art. 34 A Assembleia Geral constituir-se-á pelos acionistas regularmente convocados e formando número legal, os quais assinarão Livro de Presença, observadas as demais disposições legais.		Realocado para Arts. 6° e 7º do Estatuto proposto
Art. 35 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses de cada ano, em dia, lugar e hora previamente marcados, nos termos da Lei, e extraordinariamente, quando convocada.		Realocado para Art. 10 do Estatuto proposto
Parágrafo Único. A Assembleia Geral será instalada pelo Presidente do Conselho de Administração ou, na sua		Realocado para Art. 09 do Estatuto proposto

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 36/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	Estatuto proposto	Justificativa
ausência e impedimento, por outro Conselheiro, e dirigida pelo Diretor Presidente ou por um acionista escolhido, na ocasião, pelos acionistas presentes. Para compor a mesa diretora dos trabalhos, o Presidente da Assembleia convidará, dentre os presentes, um ou dois acionistas para servirem como Secretários.		
Art. 36 Os acionistas poderão fazer-se representar por procuradores que preencham os requisitos legais.		Realocado para Art. 12 do Estatuto proposto
Art. 37 A convocação será feita com observância da antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação com antecedência mínima de 08 (oito) dias, anunciadas as convocações pela imprensa, e os documentos relativos à respectiva pauta serão disponibilizados aos Acionistas na mesma data da convocação.		Realocado para Art. 08 do Estatuto proposto
Art. 38 O quórum de instalação de Assembleias Gerais, bem como o das deliberações, serão aqueles determinados na legislação vigente.		Realocado para §1º do Art. 9º do Estatuto proposto
SEÇÃO I - DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO	**SEÇÃO II - COMITÊ DE INDICAÇÃO E AVALIAÇÃO (CIA)**	Renumerada
Art. 39 O Comitê de Indicação e Avaliação é órgão auxiliar dos acionistas que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros dos comitês estatutários.	**Art. 50** O Comitê de Indicação e Avaliação é órgão estatutário de caráter permanente, auxiliar dos acionistas, que verificará a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários, nos termos da legislação vigente.	Renumerado, com ajuste no texto. Lei nº 13.303/2016, art.10.
	§ 1º O Comitê de Indicação e Avaliação será composto por 05 (cinco) membros, eleitos e destituídos pela Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas, com a seguinte composição: **a)** 03 (três) membros escolhidos pelo acionista controlador; e **b)** 02 (dois) membros indicados pelo acionista minoritário.	Parágrafo do Modelo de Estatuto CCEE
	§ 2º O Comitê de Indicação e Avaliação da Copel será único para a Copel Holding e suas subsidiárias integrais,	Proposta BNDES

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 37/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	Estatuto proposto	Justificativa
	podendo ser estendido às empresas controladas, coligadas e demais empresas que a Copel tenha participação, e terá a finalidade de verificar a conformidade do processo de indicação e de avaliação dos Administradores, conselheiros fiscais e membros de comitês estatutários.	
	§ 3º Cada membro do Comitê de Indicação e Avaliação perceberá 75% (setenta e cinco por cento) da remuneração de um conselheiro fiscal.	Proposta CCEE
	§ 4º Os membros do Comitê de Indicação e Avaliação deverão opinar, de modo a auxiliar os acionistas na indicação de Administradores, conselheiros fiscais e membros de comitês estatutários sobre o preenchimento dos requisitos e ausências de vedações para as respectivas eleições.	Proposta BNDES Decreto Federal 8945/2016. Art. 21, Inciso I
	§ 5º O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, que deverá ser lavrada na forma de sumário dos fatos ocorridos, inclusive das dissidências e dos protestos, e conter a transcrição apenas das deliberações e ser publicada no website da Companhia.	Realocado – Parágrafo único. Art. 40 Alteração de parágrafo. Ajuste na redação
Art. 40 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigentes e serão detalhadas por Regimento Interno específico.	**Art. 51** As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Renumerado, com ajuste de texto.
Parágrafo Único O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.	**§ 1º** O Comitê de Indicação e Avaliação se reunirá sempre que necessário e decidirá por maioria de votos, com registro em ata a ser publicada no website da Companhia.	Renumerado, com ajuste de texto.
	§ 2º Os indicados para compor o Comitê de Indicação e Avaliação serão escolhidos entre cidadãos de reputação ilibada e de notório conhecimento, devendo ser atendidos, alternativamente, um dos requisitos das alíneas "a", "b" e "c" do inciso I e, cumulativamente, os requisitos dos incisos II e III:	Proposta CCEE Constará na Política de Indicação Copel
	I ter experiência profissional de, no mínimo: **a)** 04 (quatro) anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior no setor público; **b)** 04 (quatro) anos em cargo de direção ou de chefia	Proposta BNDES e CCEE Constará na Política de Indicação Copel

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 38/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	superior em empresa de porte semelhante ao da Copel, entendendo-se como cargo de chefia superior aquele situado nos 02 (dois) níveis hierárquicos não estatutários mais altos da empresa; **c)** 04 (quatro) anos de experiência como profissional liberal.	
	II ter formação acadêmica compatível com o cargo para o qual foi indicado;	Proposta CCEE Constará na Política de Indicação Copel
	II não se enquadrar nas hipóteses de inelegibilidade previstas nas alíneas do inciso I do caput do art. 1º da Lei Complementar nº 64/1990, com as alterações introduzidas pela Lei Complementar nº 135/2010.	Proposta CCEE Constará na Política de Indicação Copel
	§ 3º Os requisitos previstos no § 2º poderão ser dispensados no caso de indicação de empregado da Copel, desde que atendidos os seguintes requisitos mínimos:	Proposta CCEE Constará na Política de Indicação Copel
	I o empregado tenha ingressado na Copel por meio de concurso público de provas ou de provas e títulos;	Proposta CCEE Constará na Política de Indicação Copel
	II o empregado tenha mais de 10 (dez) anos de trabalho efetivo na Copel;	Proposta CCEE Constará na Política de Indicação Copel
	III o empregado tenha ocupado cargo na gestão superior da Copel, comprovando sua capacidade para assumir as responsabilidades do cargo indicado.	Proposta CCEE Constará na Política de Indicação Copel
	§ 4º É vedada a indicação para o Comitê de Indicação e Avaliação:	Proposta CCEE Constará na Política de Indicação Copel
	I de representante do órgão regulador ao qual a Copel está sujeita, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;	Proposta CCEE Constará na Política de Indicação Copel
	II de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, ressalvados os Secretários de Estado membros do Conselho de Controle das Empresas Estaduais – CCEE e demais integrantes do Conselho de Controle das Empresas Estaduais – CCEE;	Proposta CCEE Constará na Política de Indicação Copel

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 39/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	III de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;	Proposta CCEE Constará na Política de Indicação Copel
	IV de pessoa que exerça cargo em organização sindical;	Proposta CCEE Constará na Política de Indicação Copel
	V de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;	Proposta CCEE Constará na Política de Indicação Copel
	VI de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.	Proposta CCEE Constará na Política de Indicação Copel
	§ 5º As vedações previstas nos incisos I e II do § 4º estendem-se também aos parentes consanguíneos ou afins até o terceiro grau das pessoas neles mencionadas.	Proposta CCEE Constará na Política de Indicação Copel
	§ 6º O Presidente do Comitê de Indicação e Avaliação será eleito por seus pares.	Proposta Copel
	CAPÍTULO VI - CONSELHO FISCAL (CF)	Realocado do CAPÍTULO IV do Estatuto Copel Holding 2017.
	Art. 52 A Companhia contará com um Conselho Fiscal de funcionamento permanente de fiscalização, de atuação colegiada e individual, com as competências e atribuições previstas nas Leis Federais nº 6.404/1976 e 13.303/2016 e demais disposições legais aplicáveis.	Realocado do Art. 31 do Estatuto Copel Holding 2017. Ajuste no texto
	§ 1º O Conselho Fiscal das subsidiárias integrais da Copel será composto pelos 03 (três) membros e respectivos suplentes indicados pelo acionista controlador para o Conselho Fiscal da Copel Holding.	Proposta BNDES
	§ 2º O Presidente do Conselho Fiscal será eleito por seus pares.	Realocado do parágrafo único do Art. 31 do Estatuto Copel Holding 2017. Renumerado.
	Art. 53 O Conselho Fiscal será composto por 05 (cinco) membros titulares e igual número de suplentes, eleitos em Assembleia Geral, com mandato unificado de 02 (dois) anos, a contar da data de sua eleição, permitidas, no máximo, 02 (duas) reconduções consecutivas.	Realocado do Art. 30 do Estatuto Copel Holding 2017, com ajuste de texto. Lei 13.303/2016, Art. 13, Inciso VIII

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 40/49

ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	§ 1º As atribuições, o funcionamento e os procedimentos deverão observar a legislação vigente e serão detalhados por regimento interno específico, o qual será aprovado pelo próprio órgão.	Realocado do Art. 33 do Estatuto Copel Holding 2017 e renumerado de artigo para parágrafo, com ajuste no texto.
	§ 2º Podem ser membros do Conselho Fiscal pessoas naturais, residentes no País, com formação acadêmica compatível com o exercício da função e que tenham exercido, por prazo mínimo de 03 (três) anos, cargo de direção ou assessoramento na Administração Pública ou cargo de Conselheiro Fiscal ou Administrador em empresa.	§ 1º do Art. 26 da Lei 13.303/2016
	§ 3º Não podem ser eleitos para o Conselho Fiscal, além das pessoas enumeradas nos parágrafos do Art. 147 da Lei Federal 6.404/1976, membros de órgãos de administração e empregados da companhia ou de sociedade controlada ou do mesmo grupo, e o cônjuge ou parente, até terceiro grau, de administrador da companhia.	§ 2º do Art. 162 da Lei 6404/1976
	§ 4º É vedada a indicação para o Conselho Fiscal:	Proposta BNDES Constará na Política de Indicação Copel
	I de representante do órgão regulador ao qual a Copel está sujeita, de Ministro de Estado, de Secretário de Estado, de Secretário Municipal, de titular de cargo, sem vínculo permanente com o serviço público, de natureza especial ou de direção e assessoramento superior na administração pública, de dirigente estatutário de partido político e de titular de mandato no Poder Legislativo de qualquer ente da federação, ainda que licenciados do cargo;	Proposta BNDES Constará na Política de Indicação Copel
	II de pessoa que atuou, nos últimos 36 (trinta e seis) meses, como participante de estrutura decisória de partido político ou em trabalho vinculado a organização, estruturação e realização de campanha eleitoral;	Proposta BNDES Constará na Política de Indicação Copel
	III de pessoa que exerça cargo em organização sindical;	Proposta BNDES Constará na Política de Indicação Copel
	IV de pessoa que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado	Proposta BNDES Constará na Política de Indicação Copel

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	do Paraná ou com a Copel em período inferior a 03 (três) anos antes da data de nomeação;	
	V de pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná ou com a Copel.	Proposta BNDES Constará na Política de Indicação Copel
	§ 5º A vedação prevista no inciso I do § 4º estende-se também aos parentes consanguíneos ou afins até o terceiro grau das pessoas nele mencionadas.	Proposta BNDES Constará na Política de Indicação Copel
	Vacância e substituições	Modelo de Estatuto CCEE
	Art. 54 Na hipótese de vacância, renúncia ou destituição do membro efetivo, este será substituído pelo seu respectivo suplente, até que haja eleição do novo conselheiro para complementação do mandato em Assembleia Geral convocada para tal fim.	Artigo do Modelo de Estatuto CCEE Redação proposta pelo BNDES Lei 6404/76 – Art 161
	Art. 55 O Conselho Fiscal se reunirá ordinariamente 01 (uma) vez por mês e, extraordinariamente, sempre que necessário, quando convocado por qualquer de seus membros ou pela Diretoria, lavrando-se ata em livro próprio.	Artigo do Modelo de Estatuto CCEE
	Art. 56 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia Geral que os eleger, observado o mínimo legal.	Realocado do Art. 32 do Estatuto Copel Holding 2017.
	CAPÍTULO VII - REGRAS COMUNS AOS ÓRGÃOS ESTATUTÁRIOS	Ajuste no texto Capítulo renumerado.
	Posse, impedimentos e vedações	Modelo de Estatuto CCEE
	Art. 57 Para investidura no cargo, os membros dos órgãos estatutários deverão atender os requisitos e vedações dispostos na legislação aplicável, bem como estar em conformidade com a "Política de Indicação".	Proposta BNDES Ajuste na Redação pelo CCEE Constará na Política de Indicação Copel
	Art. 58 Os membros dos órgãos estatutários serão investidos em seus cargos mediante assinatura de termo de posse, lavrado no respectivo livro de atas.	Realocado do Art. 25 do Estatuto Copel Holding 2017.
	§ 1º O termo de posse deverá ser assinado nos 30 (trinta) dias seguintes à eleição ou nomeação, sob pena de sua ineficácia, salvo justificativa aceita pelo órgão para o qual o membro tiver sido eleito, e deverá conter a	Instrução CVM 367/2002, art. 2°, §4°. Manual de Recomendações Estatutárias IBGC, Item 9.3.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	indicação de pelo menos 01 (um) domicílio para recebimento de citações e intimações de processos administrativos e judiciais, relativos a atos de sua gestão, sendo permitida a alteração do domicílio indicado somente mediante comunicação escrita à Companhia.	
	§ 2º A investidura ficará condicionada à apresentação de declaração de bens e valores, na forma prevista na legislação vigente, que deverá ser atualizada anualmente e ao término do mandato.	Realocado do Art. 22 do Estatuto Copel Holding 2017.
	Art. 59 A posse dos membros do Conselho de Administração e da Diretoria estará condicionada à prévia subscrição do "Termo de Anuência dos Administradores", nos termos do "Regulamento do Nível 1" da B3, bem como ao atendimento dos requisitos legais aplicáveis.	Realocado do Art. 25 do Estatuto Copel Holding 2017 Cláusula mínima obrigatória do Nível 1 de Governança Corporativa da B3.
	Art. 60 O prazo de mandato dos membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e comitês estatutários da Companhia será de 02 (dois) anos, sendo permitidas, no máximo:	Lei nº 13.303/2016, art. 13, inciso VI. Lei 6404/1976 Art. 161 Política de Indicação CCEE Redação proposta pelo BNDES
	I 02 (duas) reconduções consecutivas, para os membros do Conselho Fiscal e do Comitê de Indicação e Avaliação;	Lei nº 13.303/2016, art. 13, inciso VI. Lei 6404/1976 Art. 161 Política de Indicação CCEE Redação proposta pelo BNDES
	II 03 (três) reconduções consecutivas, para os membros da Diretoria, do Conselho de Administração e do Comitê de Auditoria Estatutário.	Lei nº 13.303/2016, art. 13, inciso VI. Lei 6404/1976 Art. 161 Política de Indicação CCEE Redação proposta pelo BNDES
	Art. 61 Os Administradores da Companhia deverão aderir à política de negociações de ativos de emissão própria, e à política de divulgação de informações e fatos relevantes, em atendimento à normativa da Comissão de Valores Mobiliários, mediante assinatura de termo respectivo.	Instrução CVM 358/2012, arts. 15 e 16. Guia de Comitê de Auditoria do IBGC.
	Art. 62 O acionista e os membros da Diretoria, dos Conselhos de Administração e Fiscal e comitês estatutários que, por qualquer motivo, tiverem interesse particular direto, indireto ou conflitante com o da Companhia em determinada deliberação, deverão se abster de participar da discussão e votação desse item, ainda que como representantes de terceiros, fazendo-se constar em ata a razão da abstenção, indicando a natureza e a extensão do seu interesse.	Lei 6.404/76, art. 156 e 165. Manual de Recomendações Estatutárias do IBGC, Item 10.1.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	Art. 63 Os membros dos órgãos estatutários serão desligados mediante renúncia voluntária ou destituição ad nutum.	Artigo do Modelo de Estatuto CCEE
	Art. 64 Salvo na hipótese de renúncia ou destituição, considera-se automaticamente prorrogado o mandato dos membros dos órgãos estatutários, até a investidura dos novos membros.	Manual de Recomendações Estatutárias IBGC, Item 5.1.
	Art. 65 Além dos casos previstos em lei, dar-se-á vacância do cargo quando:	Lei nº 6.404/76, art. 150. Redação proposta pelo BNDES
	I o membro do Conselho de Administração ou Fiscal ou dos comitês estatutários deixar de comparecer a 02 (duas) reuniões consecutivas ou 03 (três) intercaladas, nas últimas 12 (doze) reuniões, sem justificativa;	Inciso do Modelo de Estatuto CCEE Redação proposta pelo BNDES
	II o membro da Diretoria se afastar do exercício do cargo por mais de 30 (trinta) dias consecutivos, salvo em caso de licença ou nas hipóteses autorizados pelo Conselho de Administração.	Inciso do Modelo de Estatuto CCEE Redação proposta pelo BNDES
	Art. 66 Anualmente será realizada avaliação de desempenho, individual e coletiva, dos membros do Conselho de Administração, dos comitês estatutários, da Diretoria e do Conselho Fiscal da Companhia e de suas subsidiárias integrais, com o apoio do Comitê de Indicação e Avaliação, podendo contar com instituição independente, conforme procedimento previamente definido e em conformidade com a "Política de Avaliação", observado os quesitos mínimos previstos pela Lei Federal nº 13.303/2016.	Artigo do Modelo de Estatuto CCEE Lei nº 13.303/2016, art. 13, III
	Art. 67 Os órgãos estatutários se reúnem validamente com a presença da maioria de seus membros e deliberam por voto da maioria dos presentes, com registro no livro de atas, podendo estas serem lavradas de forma sumária.	Artigo do Modelo de Estatuto CCEE
	§ 1º Caso a decisão não seja unânime, o voto divergente poderá ser registrado, a critério do respectivo membro.	Parágrafo do Modelo de Estatuto CCEE
	§ 2º Nas deliberações colegiadas do Conselho de Administração e da Diretoria, o membro que estiver presidindo a reunião terá o voto de desempate, além do voto pessoal.	Parágrafo do Modelo de Estatuto CCEE

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	Art. 68 Os membros de um órgão estatutário, quando convidados, poderão comparecer às reuniões dos outros órgãos, sem direito a voto.	Artigo do Modelo de Estatuto CCEE
	Art. 69 As reuniões dos órgãos estatutários devem ser presenciais, admitindo-se participação de membro por audioconferência ou videoconferência.	Boa prática prevista no Manual Prático de Recomendações Estatutárias IBGC item 5.7.
	Remuneração	Modelo de Estatuto CCEE
	Art. 70 A remuneração dos membros dos órgãos estatutários será fixada anualmente pela Assembleia Geral e não haverá acumulação de proventos ou quaisquer vantagens em razão das substituições que ocorram em virtude de vacância, ausências ou impedimentos temporários, nos termos do presente Estatuto.	Realocado do Art. 23 do Estatuto Copel Holding 2017.
	Art. 71 É vedada a participação remunerada de membros da administração pública, direta ou indireta, em mais de 02 (dois) conselhos de administração ou fiscal da Companhia ou de suas subsidiárias.	Lei nº 13.303/2016, art. 20.
	Parágrafo Único. O Diretor Presidente, na condição de membro do Conselho de Administração, não será remunerado.	Deliberação Normativa CCEE nº 001/2018, Art. 28
CAPÍTULO VI - DO EXERCÍCIO SOCIAL	**CAPÍTULO VIII - EXERCÍCIO SOCIAL, DEMONSTRAÇÕES FINANCEIRAS, LUCROS, RESERVAS E DISTRIBUIÇÃO DE RESULTADOS**	Ajuste no texto e renumeração de capítulo
Art. 41 Em 31 de dezembro de cada ano, a Companhia encerrará o seu exercício social, ocasião em que serão levantados o Balanço Geral e demais demonstrações financeiras exigidas em Lei, observando-se, quanto aos resultados, as seguintes regras:	**Art. 72** A escrituração e a elaboração das demonstrações financeiras deverão observar o disposto na Lei Federal nº 6.404/1976 e nas normas da Comissão de Valores Mobiliários, inclusive quanto à obrigatoriedade de auditoria independente por auditor registrado nesse órgão.	Artigo renumerado com ajuste no texto
	§ 1º A Companhia deverá elaborar demonstrações financeiras trimestrais e divulga-las em sítio eletrônico.	Proposta BNDES – Lei 13.303/2016 (art. 7 e 24)
	§ 2º Ao fim de cada exercício social, a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observando-se, quanto aos resultados, as seguintes regras:	Proposta BNDES – Lei 13.303/2016 (art. 7 e 24)
I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	**I** do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	Realocado do inciso I do Art. 41 Proposta BNDES – Lei 13.303/2016 (art. 7 e 24)

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição da Reserva Legal, que não excederá 20% (vinte por cento) do capital social;	**II** do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição de reserva legal, que não excederá 20% (vinte por cento) do capital social;	Realocado do inciso II do Art. 41 Proposta BNDES – Lei 13.303/2016 (art. 7 e 24)
III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	**III** a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento;	Realocado do inciso III do Art. 41 Proposta BNDES – Lei 13.303/2016 (art. 7 e 24)
IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	**IV** outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	Realocado do inciso IV do Art. 41 Proposta BNDES – Lei 13.303/2016 (art. 7 e 24)
§1º Os acionistas têm direito de receber como dividendo obrigatório, em cada exercício, no mínimo 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o art. 202 e seus parágrafos da Lei nº 6.404/76, calculado conforme estabelecido no art. 6º e seus parágrafos deste Estatuto Social.	**Art. 73** Os acionistas terão direito ao dividendo mínimo obrigatório correspondente a 25% (vinte e cinco por cento) do lucro líquido do exercício, ajustado de acordo com o dispositivo na Lei Federal nº 6.404/1976.	Realocado do §1º do Art. 41 Ajuste no texto Proposta BNDES – Lei 13.303/2016 (art. 7 e 24)
	§ 1º Com base no lucro apurado em balanço semestral, o Conselho de Administração poderá deliberar por antecipar a distribuição de dividendos intermediários ou pagamento de juros sobre o capital próprio, sem prejuízo da posterior ratificação da Assembleia Geral e desde que em conformidade com a política de distribuição de dividendos e proventos.	Realocado do Art. 42 do Estatuto Copel Holding 2017 – Texto ajustado Proposta BNDES – Lei 13.303/2016 (art. 7 e 24) Lei 6404/196, art. 204.
§2º O dividendo não será obrigatório no exercício social em que a Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	**§ 2º** O dividendo não será obrigatório no exercício social em que o Conselho de Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	Realocado do §2º do Art. 41
§3º Os lucros que deixarem de ser distribuídos nos termos do §2º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.	**§ 3º** Os lucros que deixarem de ser distribuídos nos termos do § 2º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.	Realocado do §3º do Art. 41
§4º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	**§ 4º** Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	Realocado do §4º do Art. 41
Art. 42 A Companhia poderá levantar balanços semestrais e a Administração poderá antecipar a distribuição de dividendos intermediários, "*ad referendum*" da Assembleia Geral.		Realocado para §1º do Art. 73 do Estatuto proposto

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	Art. 74 Respeitados os limites e dispositivos estabelecidos na Lei Federal nº 6.404/1976, nos exercícios em que for pago o dividendo mínimo obrigatório, a Assembleia Geral fixará, anualmente, os limites de participação da Diretoria nos lucros da Companhia.	Lei nº 6.404/76, § 1º do Art. 152, Parágrafo único do Art. 190
	CAPÍTULO IX - DISSOLUÇÃO E LIQUIDAÇÃO	Padrão CCEE
	Art. 75 A dissolução far-se-á de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.	Realocado do Art. 43 do Estatuto Copel Holding 2017, com ajuste no texto
	Art. 76 A Companhia entrará em liquidação, nos casos previstos em lei, competindo à Assembleia Geral, se for o caso, determinar o modo de liquidação e nomear o liquidante, fixando sua remuneração.	Lei nº 6.404/76, art. 208.
	CAPÍTULO X - MECANISMOS DE DEFESA	Modelo de Estatuto CCEE
	Art. 77 Os membros da Diretoria, do Conselho de Administração, do Conselho Fiscal e dos comitês estatutários respondem pelos prejuízos ou danos causados no exercício de suas atribuições, nas hipóteses previstas em lei.	Lei nº 6.404/76, art. 158. Proposta BNDES - Ajuste de redação
	Art. 78 A Companhia assegurará, nos casos em que não houver incompatibilidade com seus próprios interesses, a defesa jurídica em processos judiciais e administrativos propostos por terceiros contra integrantes e ex-integrantes de órgãos estatutários, durante ou após os respectivos mandatos, por atos praticados no exercício do cargo ou de suas funções.	Lei nº 13.303/2016, art. 17, §1º. Proposta BNDES - Ajuste de redação
	§ 1º A mesma proteção definida no caput será estendida aos empregados prepostos e mandatários da Companhia que venham a figurar no polo passivo de processo judicial e administrativo, exclusivamente em decorrência de atos que tenham praticado em cumprimento de mandato outorgado pela Companhia ou no exercício de competência delegada pelos Administradores.	Manual de Recomendações Estatutárias do IBGC, Item 9.4. Proposta BNDES - Ajuste de redação
	§ 2º A defesa jurídica será assegurada por meio da área jurídica interna ou da contratação de seguro ou, na impossibilidade de fazê-lo, por escritório de advocacia	Parágrafo do Modelo de Estatuto CCEE Proposta BNDES - Ajuste de redação

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	contratado, a critério da Companhia.	
	§ 3º Se após solicitação formal do interessado à Companhia, não for assegurada a defesa, nos termos do §2º, o agente poderá contratar advogado de sua confiança por sua conta, fazendo jus ao reembolso dos respectivos custos e honorários advocatícios fixados em montante razoável, proposto dentro dos parâmetros e condições atuais praticados pelo mercado para a defesa do caso específico, aprovados pelo Conselho de Administração, se for, ao final, absolvido ou exonerado de responsabilidade.	Parágrafo do Modelo de Estatuto CCEE Proposta BNDES - Ajuste de redação
	§ 4º O Conselho de Administração poderá deliberar pelo adiantamento dos honorários do advogado contratado na hipótese do § 3º.	Parágrafo do Modelo de Estatuto CCEE
	Art. 79 A Companhia assegurará o acesso em tempo hábil a toda a documentação necessária à defesa jurídica. Adicionalmente, arcará com os custos processuais, emolumentos de qualquer natureza, despesas administrativas e depósitos para garantia de instância quando a defesa for realizada pelo jurídico interno.	Artigo do Modelo de Estatuto CCEE
	Art. 80 Se a pessoa beneficiária da defesa jurídica, dentre as mencionadas no art. 78 do presente Estatuto, for condenada ou responsabilizada, com sentença transitada em julgado, com fundamento em violação de lei ou do Estatuto, ou decorrente de ato culposo ou doloso, ficará obrigada a ressarcir a Companhia todo o valor efetivamente desembolsado com a defesa jurídica, além de eventuais prejuízos causados.	Artigo do Modelo de Estatuto CCEE Proposta BNDES – Lei 6404/76(art. 158) – Ajuste de redação
	Art. 81 A Companhia poderá manter contrato de seguro de responsabilidade civil permanente em favor das pessoas mencionadas no Art. 77 do presente Estatuto, na forma e extensão definidas pelo Conselho de Administração e na apólice contratada, para a cobertura das despesas processuais e honorários advocatícios de processos judiciais e administrativos instaurados contra elas, a fim de resguardá-las das responsabilidades por atos decorrentes do exercício do cargo ou função, cobrindo todo o prazo de exercício dos respectivos mandatos.	Lei nº 13.303/2016, art. 17, §1º.

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ESTATUTO SOCIAL COPEL HOLDING
QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Estatuto proposto**	**Justificativa**
	CAPÍTULO XI - RESOLUÇÃO DE CONFLITOS	Modelo de Estatuto CCEE
	Art. 82 A Companhia, seus acionistas, Administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas neste Estatuto e na legislação vigente, bem como nas normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do "Regulamento do Nível 1", do Contrato de Participação no Nível 1, do Regulamento de Sanções e do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado instituída pela B3.	Parágrafo único do Art. 12 da Lei 13.303/16
CAPÍTULO VII - DISPOSIÇÕES GERAIS E TRANSITÓRIAS	**CAPÍTULO XII - DISPOSIÇÕES GERAIS**	Ajuste no texto e renumerado.
Art. 43 A dissolução e a liquidação da Companhia far-se-ão de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.		Realocado para Art. 75 do Estatuto proposto
Art. 44 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei nº 6.404/76, sempre que tal valor for inferior ao valor patrimonial.	**Art. 83** Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei Federal nº 6.404/1976, sempre que tal valor for inferior ao valor patrimonial.	Artigo renumerado
	Art. 84 A Companhia deverá observar, além do acordo de acionistas, as orientações e procedimentos previstos em legislação federal, estadual e municipal, bem como em normas regulatórias e normativas expedidas por órgãos estaduais e federais.	Artigo do Modelo de Estatuto CCEE
Art. 45 A regra referente ao prazo de mandato dos membros da Diretoria previsto neste Estatuto será aplicada a partir do mandato iniciado após a publicação da Lei nº 13.303/2016, por força da adaptação preconizada em seu art. 91.	**Art. 85** As regras referentes aos prazos de mandato dos membros dos órgãos estatutários previstos neste Estatuto deverão ser aplicadas conforme previsto na Lei Federal nº 13.303/2016 e demais disposições legais aplicáveis.	Artigo renumerado com ajuste no texto

Estatuto Social Copel Holding – Quadro comparativo de alterações - 8/6/2018 – pág. 49/49

COPEL
Companhia Paranaense de Energia
PARANÁ

Anexo II

COPEL
COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.5. Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Jonel Nazareno Iurk	09.04.1955	Engenheiro Civil	221.896.299-34	Diretor Presidente
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
12.04.2018	16.04.2018	jan 2018 a dez 2019	Membro do Conselho de Administração da Copel (Holding)	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da regra 10A-3 do Securities Exchange Act				
l. Número de mandatos consecutivos		Observação:		
0 (zero)				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Diretor Presidente da Companhia Paranaense de Gás - Compagas (2017-2018); Diretor de Desenvolvimento de Negócios da Companhia Paranaense de Energia - Copel (2013-2017); Presidente dos Conselhos de Administração da Copel Telecomunicações S.A. e da Copel Renováveis S.A. e membro dos Conselhos de Administração da Copel Geração e Transmissão S.A. e da Copel Renováveis S.A. (2015-2017); Diretor de Meio Ambiente e Cidadania Empresarial da Companhia Paranaense de Energia - Copel (2012-2013);		
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Secretário de Estado do Meio Ambiente e Recursos Hídricos do Paraná (2011-2013); Diretor Técnico da empresa ECOBR - Engenharia e Consultoria Ambiental (2002-2010); Superintendente do Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - Ibama no Paraná (1995-1999); Coordenador de Saneamento Ambiental na Coordenação da Região Metropolitana de Curitiba - Comec (1994); e Engenheiro de Desenvolvimento Operacional e Coordenador do Saneamento Rural e de Estudos Ambientais na Companhia de Saneamento do Paraná - Sanepar (1992 2002)		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

COPEL **COMPANHIA PARANAENSE DE ENERGIA**
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não existem membros indicados nesta Assembleia com participação no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

Não existem membros indicados nesta Assembleia com participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não existem membros indicados nesta Assembleia que atuaram como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Nenhum dos ora indicados para compor o Conselho de Administração, possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

COPEL
COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios nenhum dos ora indicados para compor o Conselho de Administração, apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 14, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.